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REGISTRANT'S NAME Compass Group

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APR 1 1 2002
THOMSON
FINANCIAL

FILE NO. 82- 5761 4445 FISCAL YEAR 9-30-01

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DATE : 2/26/02

Annual Report 2001

Quality










moto







COMPASS
GROUP

Contents














RITAZZA

Compass Group is the world's largest foodservice organisation. Working on-site at client locations, we specialise in providing food and beverage services to our clients' customers. Our range spans the spectrum of contract and concession foodservice.



Our Vision
To be the highest quality and most profitable owner and operator of the world's top foodservice businesses.

Our Mission
To achieve leadership in our chosen foodservice markets through the constant pursuit, in association with our clients and partners, of superior levels of service, efficiency and quality. The total dedication of our staff to the achievement of excellence is the major factor in our success.

Our Objective
To continue to achieve volume and profitability growth based on superior levels of customer satisfaction, maximising the benefits of having a global trading platform in place.

Our Strategy
Our strategy focuses on five core areas. In each of these identified areas we are committed to excel and to outperform the market:

Customer and Client Satisfaction
Market Leadership
Operational Excellence
Preferred Employer
Financial Performance





Compass Group is the market leader in contract and concession foodservice worldwide. We operate in a growing marketplace, which throughout the world is now worth over £200 billion, of which only 30% is outsourced to ourselves or our competitors.



We have had a long and successful history within the contract foodservice industry. The Group was formed 60 years ago and was floated on the London Stock Exchange in 1988, bringing Compass Group PLC into existence for the first time. A period of rapid and successful expansion followed, as part of which, in July 2000, we merged with Granada Group PLC to form Granada Compass plc. The merger enabled us to acquire the foodservice business of Granada Group PLC in an efficient and cost effective manner. The subsequent demerger in February 2001 brought Compass Group PLC back to the market as the world's largest foodservice organisation. Following this return we have successfully disposed of the Forte hotel businesses, raising almost £3 billion net of tax and costs.

The integration of our two businesses has been accomplished successfully with minimum disruption whilst maintaining a high contract retention rate. My thanks and congratulations go to our employees at all levels throughout our organisation, in particular in the UK, for their enthusiasm in achieving this in a very timely and efficient manner. The whole process of merger with, and demerger from, Granada has left us in a strong financial position with the resources to expand our business.

The process has resulted in:

- Consolidation within the £200 billion global marketplace, to leave Compass Group as the larger of the only two global contract foodservice companies.
- The attainment of the clear number one position in the UK market, bringing together two teams with established track records for both organic growth and margin improvement.
- The strengthening of the Group's business in the concessions market, through its UK Roadside and Motorway Services teams, creating a platform for growth in the UK and Continental Europe.
- A reduced debt level and strong financial position which will enable the Group to continue to be at the forefront of industry consolidation.

Our strategy throughout has remained clear. We provide quality foodservice for customers at a range of locations: at offices, manufacturing facilities, railway stations, airports, universities, schools, healthcare institutions, offshore and remote site locations and at retail stores. This service to customers and clients is at locations where foodservice is not usually the prime reason for the visit.

We operate worldwide as one organisation through a senior international team which works together to grow the business. This has helped us not only with the integration of acquired businesses but also with the winning and operation of multinational and global contracts and the effective sharing of best practice.


1997 3,703
1998 4,214
1999 4,815
2000 5,770
2001 8,716
Turnover
£m
1997 179
1998 210
1999 253
2000 356
2001 676
Operating profit
£m
1997 138
1998 150
1999 185
2000 278
2001 583
Profit before taxation
£m
1997 145
1998 159
1999 215
2000 231
2001 357
Free cash flow
£m
1997 7.0
1998 7.7
1999 9.7
2000 13.8
2001 20.0
Basic earnings per share
Pence
1997 2.3
1998 2.7
1999 3.1
2000 3.3
2001 5.7
Dividends per share
Pence

Figures in the charts throughout the Annual Report exclude goodwill amortisation and exceptional items (free cash flow after exceptional items) and are as originally reported in prior years except earnings per share and dividends per share have been restated as if the post demerger capital structure of Compass Group PLC had existed throughout the period. The dividends per share for 2000 includes a proforma final dividend as detailed in note 28 to the financial statements.



Following the successful disposal of Le Meridien, Posthouse and Heritage hotels for some £3 billion, Compass Group was delighted to announce the return of the Forte name to the Forte family in Summer 2001. Pictured at the formal presentation with Francis Mackay are Lord Forte and his son, The Hon Rocco Forte.

Our aim is to achieve a top three position in each of the market sectors and geographies we target. We operate in over 90 countries, employing over 360,000 employees worldwide, of whom around 100,000 are based in the UK.

The outsourced foodservice market is growing, with relatively low risk and limited exposure to the economic cycle. We expect it to continue to grow over the medium term in line with historical growth rates of 3% to 4% per annum. The main drivers of growth are the increased trend towards outsourcing, and the greater levels of spend per head and penetration.

We are one of only two companies in this sector able to offer foodservice to multinational groups in all major markets and we benefit from economies of scale in purchasing and other areas.

Our focus on foodservice is a key differentiator for the Group. Competitive advantage is seen in our ability to offer a full national and international service to our clients, offering access to a wide range of foodservice brands and vending capability utilising the retail skills which come from our concession business experience. This, together with our market sector focus, has enabled us to generate high levels of organic growth.

We focus on the five core areas we have identified as providing a unique position for the Group in the marketplace: customer and client satisfaction, market leadership, operational excellence, preferred employer and financial performance. We manage our business in each of these core areas with the overall objective of maximising total shareholder return.

Dividend
A final dividend of 3.8 pence per share is being recommended. This will bring the total dividend for the year to 5.7 pence.

Prospects
We continue to see a number of opportunities to invest and to grow within the foodservice market, and we look forward with confidence to a future of continuing growth.

Francis H Mackay
Chairman

Our international business profile, unique portfolio of foodservice brands, experienced international team and clear strategy have put us in a great position where we are regarded as the highest quality, most profitable and fastest growing foodservice group in the world.





This has been another successful year for Compass Group during which we have generated turnover, profit and margin growth within our target ranges. I am particularly delighted that this has been achieved despite world events: the UK has seen disruption from floods, the foot and mouth outbreak and disruption on the railways; North America is seeing signs of recession, which have had a knock-on remote effect to other economies; and our financial year ended just after the terrorist attacks on New York and Washington.

11th September 2001
I am relieved to be able to say that all of our employees working in Lower Manhattan and Washington were safe following these tragic events and was delighted that they worked hard in the aftermath to support the rescue and recovery operation in New York.

It is not yet possible to assess fully the effect of these events on the results for 2002 and beyond. We are, however, well positioned to withstand any economic downturns that may result, having a well spread business by geography, client and sector. The markets in which we operate offer significant growth potential as the trends to outsourcing and the further consolidation of the industry continues. We are in a very strong position to take advantage of these trends given our market leading position and strong balance sheet.

Results
Our financial results last year highlighted another year of record operating profit and turnover for Compass Group. Each of our divisions continued to show substantial improvement and like for like increases in turnover and profit continued in line with our expectations.

Reported turnover increased by 51% to £8,716 million, while like for like turnover growth (excluding the effect of exchange rate movements and the impact of acquisitions and disposals) was 8%.

Other key results were also positive. Operating profit and underlying margins in all operating divisions have improved. Contract retention across the business continues to be high at 95%.

Growth
Organic growth has been fuelled by contract gains, some of which are highlighted below:

In the UK, major contract awards have been announced at Sainsbury's, the Royal Bank of Scotland, Lloyds TSB, Kingston Hospital NHS Trust and the Inland Revenue.

In North America, a recent highlight has been our appointment to provide foodservice for Motorola throughout the USA, building on our contracts with Motorola elsewhere in the world. Other notable awards are contracts at the Hollywood Bowl, with the University of Missouri-Rolla and with the London Health Sciences Centre in Ontario.

Highlights in Germany were contract awards at Dresden Airport, with IBM Deutschland and the acquisition of the Hoechst Service Gastronomie business within Industriepark Hoechst.

There were also major contract awards in the Czech Republic with OKD Mines, with Portuguese Schools, in Brazil with General Motors, in China with the Shanghai American School and in the Netherlands with Fortis.



Turnover
by geographic area 2001 **Total £8,716m**

- United Kingdom **£2,877m**
- Continental Europe & rest of the world **£3,013m**
- North America **£2,826m**



Operating profit
by geographic area 2001 ***Total £676m***

- United Kingdom **£378m**
- Continental Europe & rest of the world **£159m**
- North America **£139m**



UK Roadside

The UK Roadside business continues to perform strongly and growth is in line with that for the rest of the UK division with the motorway service area and roadside Little Chef businesses growing well. We have a significant opportunity to improve the customer experience at motorway sites in the UK by improving facilities and bringing in new foodservice options. Following its launch in May 2001, all of the UK motorway service areas were rebranded under the Moto name by the end of July. Significant improvements in customer perception have followed.

The continued introduction of Compass Group brands Upper Crust, Ritazza and Stopgap have been well received and there are now a total of over 160 branded outlets across the motorway estate in the UK. The outlook for our Little Chef roadside brand is also very promising with an exciting trial development introducing other branded foodservice offers in two of our units proving very successful as a blueprint for the future. Travelodge has continued to expand by adding over 700 rooms during 2001 to give a total of over 11,000 rooms across the estate.

Investments

There have been a number of notable investments during the year.

Vending

In May 2001 we acquired the 66.7% of Selecta (the Swiss based vending group operating in a number of our European markets) not already owned by Compass Group via a recommended cash offer for CHF901 million. Clients are increasingly seeking the choice of a combined foodservice and vending offer. This move brought our number one vending company in North America together with the number one vending company in Europe – combining the expertise of Canteen Vending with Selecta.

Our position in the vending market was further strengthened with the acquisition of Vendepac, the UK vending group, for £84 million in July. Vendepac is the UK market leader with a 9% market share and together with Canteen and Selecta makes us the world's largest food and beverage vending provider.

Healthcare – North America

In April we acquired Morrison Management Specialists Inc., the second largest US healthcare and senior living/retirement foodservice company, for US$563 million. This gave us a market-leading position in the US healthcare sector, complementing our existing healthcare business worldwide.

In August we acquired Crothall Services Group, the US healthcare services management company specialising in housekeeping, portering and laundry services for an initial consideration of US$170 million. Crothall is an important addition to our business as it supports Morrison in building and strengthening our presence in the healthcare market. Our focus continues to be on foodservice but Crothall helps us meet the specific additional needs of this market sector.

Other Investments

Other investments in the year include a small strategically important investment in Japan, and the acquisition of Au Bon Pain in the USA, which was announced with our preliminary results last year.

We also announced in February the formation of a joint venture in the Middle East with ADNH, creating a market leadership position in this US$1.3 billion market.

A further investment was in Canada, where Beaver Foods was acquired in November 2000 for C$150 million. Beaver Foods has tripled the volume of business for Compass Group in Canada, positioning us as the leader in education and remote site foodservice within the Canadian marketplace.

Prospects

I am delighted with the hard work and commitment shown by all of our staff during the year – and particularly those working in North America throughout the tragic events in September. We expect to demonstrate continued strong performance this year and believe we are well placed for future growth.



Michael J Bailey
Chief Executive

Compass Group at a Glance







With today's focus on creating value, organisations are keen to concentrate on their core business and outsource their foodservice. Compass Group companies offer solutions that are tailored specifically to meet their requirements.

Our Business
Wherever we operate we work in close partnership with our clients. All Compass Group companies work to achieve superior levels of quality, efficiency and service, ensuring that our foodservice meets client and customer needs. We are usually based at the client's own location as an integral part of their management team.

How we work
Our foodservice contract types vary but they are usually based around one of four general types:
1 'Management fee' contracts, where we pay all of the costs of providing the service and recharge these costs together with an agreed fee;
2 'Fixed cost' contracts, where the client pays an agreed cost for a specified menu of services. This cost may be varied if the site population varies considerably;
3 'Profit and loss' contracts where the client requests a catering service paid for by the customers. There is normally no client subsidy and we have control over offer and pricing; and
4 'Concession contracts' which usually involve us paying the client a rent based on turnover for the right to trade at their premises.

Foodservice branding
Our market sector companies have access to the Group's unique portfolio of foodservice brands.

Owned Brands

Little Chef
Little Chef is Britain's favourite roadside restaurant with over 400 sites. In addition to the famous 'British' breakfast, Little Chef outlets now serve a wider range of choices for their customers – often including Burger King burgers, Harry Ramsden's fish and chips and a selection of 'grab and go' choices from Upper Crust and Ritazza.

Au Bon Pain
With over 250 outlets in five countries, this bakery café with a French heritage delivers a high quality, adult, fast service menu based on breakfast baked goods and distinctive sandwiches. Au Bon Pain cafés are in high profile, public access business locations as well as universities, hospitals and transportation centres in or near major cities, particularly in North America.

Upper Crust
Fresh, filled baguettes, sandwiches and related products such as coffee and pastries are the focus of this brand. Recognised internationally it is now available in 20 countries. Having established its reputation as a brand in airports and railway stations, Upper Crust is increasingly being used in B&I, Education and Healthcare sites as a unique selling proposition. Upper Crust has recently been rolled out into the UK Moto estate with 147 new outlets.

Harry Ramsden's
World famous for its traditional British fish and chips, Harry Ramsden's has 115 outlets, predominantly in the UK and Ireland.

Ritazza and Caffè Ritazza
Ritazza and Caffè Ritazza are unique to the Group. A gourmet coffee offer using our special blend in a range of formats – from full service cafés, through to carts, kiosks and vending machines across the world.

Stopgap
A convenience store that is tailored for the needs of the travelling public. Stopgap stores focus on snacking ranges and offer fresh coffee from Ritazza and baguettes from Upper Crust.

Franchised Brands

In addition to owning and operating its own high-profile brands, Compass Group is a major franchisee, often exclusively, of many well known international brands. These include Burger King (through over 270 sites) and Pizza Hut. Other franchised brands include sbarro, offering freshly prepared Italian food such as lasagne and New York-style pizza, and Krispy Kreme which is famous for its doughnuts, real fruit pies, cinnamon buns and other snack foods.


We operate in more than 90 countries with over 65% of our business outside the UK
Core markets
Developing markets
Future operation planned

Operating companies

Compass Group is unique in its focused approach to the marketplace through its client facing operating businesses.

Business and Industry

Eurest is the world leader in food and services management to customers at their place of work. Clients include local, national and international organisations as well as state and regional government – employing Eurest to provide quality and cost-effective foodservice.

Fine Dining

Restaurant Associates provides the finest possible executive dining facilities, often in association with top international chefs such as Albert Roux and Jochim Spichal, for boardrooms, hospitality suites and at major social events.

Vending

Vending is an integral part of foodservice and beverage provision for the modern organisation. Compass Group is unique in its international strength in vended foodservice and beverage through its subsidiaries Canteen Vending, Selecta and Vendepac. Through these companies the Group is the largest route vending company in the world and provides high quality innovative vending services to clients across the US and Europe.

Defence, Offshore and Remote Services

Eurest Support Services is the largest company in the world for the provision of specialist foodservice and related support to clients in offshore, remote site and defence locations around the world.

Travel, Leisure and Concessions

Select Service Partner (SSP) is the Group's specialist company for the provision of flexible, innovative and high quality food and beverage services at a range of concession locations. SSP is the largest airport restaurant operator and is the largest provider of foodservice at rail stations in the UK as well as in a number of European countries.

Motorway and Roadside Services

Moto is the exciting new brand launched this year on the UK's motorways – providing food and fuel for people on the move. Moto is the UK market leader with 47 sites. The Group also operates a further 22 sites in mainland Europe. Over 400 Little Chef sites in the UK provide a range of food offers for customers travelling on the trunk road network. Travelodge is at many of the Moto and Little Chef sites offering budget accommodation in over 11,000 rooms.

Sports and Events

Superior quality catering for high profile sporting, social and leisure events is provided by a select number of prestige companies within the Group. Working closely with venues to offer catering of the foremost quality and flexibility they provide both public catering and corporate hospitality to their customers and clients worldwide.

Education

Chartwells and Scolarest are leading international companies for the education market. They concentrate on meeting the needs of pupils and students, from pre-school infants to primary and secondary (K-12) schools and higher education. They focus on offering an attentive, quality, innovative and consistent service.

Healthcare and Seniors

Morrison joined Compass Group in 2001 as a sister company to Medirest. The companies provide food, nutrition and dining services to the healthcare and senior living markets across the world. Together they have a strong track record for growth and for the provision of quality services to their customers and clients. Crothall also joined the Group in 2001 as a sister company to Morrison in the US. Specialists in providing high quality facilities management services in the healthcare industry, they help meet the unique needs of this marketplace.

Compass Group has a strong and experienced management team responsible for businesses in our core foodservice markets throughout the world.


LITTLE
CHEF



Management
Following the merger with and demerger from Granada Group PLC, the Executive Board has been strengthened with the appointment of executives who held senior positions within Granada. These functional and geographical appointments have not only strengthened the Executive Board but also helped with the integration of the Compass and Granada businesses.

Don Davenport joined the Group in 2000 to head up the combined UK businesses. In successfully managing this division he has had a vital role in the smooth business integration process as described in the Chairman's statement.

Chris Bucknall joined Compass Group in 2000 to be responsible for Group purchasing. Purchasing is a key factor in achieving integration synergy and in the margin improvement being achieved in each of our divisions. Following this appointment Didier Coutte is now Group Marketing Director responsible for sector marketing and the Group's foodservice brands internationally.

Antoine Cau, previously Chief Executive of Forte Hotels, has taken on a key role to head our Western Europe division with specific responsibility for France, Italy and Switzerland. Antoine Cau replaced Philippe Adam in this role, who is now Development Director.

Motorways and Roadside
UK The UK division operates motorway service areas in 33 locations with 47 sites and manages the Little Chef roadside brand (at over 400 locations) and Travelodge – the budget hotel brand which is an integral part of the roadside division.

The rebranding of the Granada motorway services business to Moto was a high profile event in 2001, heralding a fresh approach to customer service and good food. The rebranding of all of the Group's Motorway Service Area (MSA) sites in the UK under the Moto name was completed within 8 weeks. Prompted awareness of the European-style brand is already over 40% and 67% of customers positively rated their experience at the sites compared with other UK MSA sites. Moto has introduced Compass Group's own brands Upper Crust, Ritazza and Stopgap and harnessed the Group's worldwide expertise to introduce improved quality hot food in its Fresh Express Restaurants.

Little Chef is Britain's favourite roadside restaurant. In addition to their famous all day breakfasts, Little Chef also offers a wide range of meals served by friendly staff in a relaxing environment. Families are given a great welcome with free Baby Organix baby food for the little ones and great licensed toys with all of the kids' 'fun meals'.

A new development tested during the year included the updating of Little Chef to provide 'grab and go' choices of Upper Crust and Ritazza products as well as offering customers takeaway choices from the Harry Ramsden's and Little Chef menus. This has been designed to provide a service to meet the demands of our customers for a more modern environment that builds on Little Chef's traditional values. The service range has been extended so that customers can select Little Chef for an evening meal, have food to takeaway or just 'grab and go'. This concept has proved very successful and is now being introduced to other Little Chef sites in 2002.

The Travelodge business continues to expand with the opening of its 208th hotel this year. The Travelodge estate now offers more than 11,000 rooms.

Overseas The Group currently has less extensive overseas MSA operations in Portugal, Austria, Belgium and Luxembourg. These differ from the UK business in that they are less capital intensive and operate in a very similar way to our concession business in other markets. Significant future opportunities exist for further expansion of the Group's roadside business into Continental Europe following the concession model.









Moto and Little Chef
Leading the way in UK roadside foodservice
Moto and Little Chef are good examples of the opportunity for the Group to improve the customer experience at familiar roadside locations in the UK. Understanding the customer need for fresh food, at value for money prices, creates an opportunity for improved sales and customer satisfaction. A particular focus for this business will continue to be meeting demands for varied foodservice throughout the travelling day. Pictured are staff and customers at Little Chef Marston Moretaine and Moto Toddington (UK).




moto







Market Leadership
Outsourcing foodservice continues to be a fast, direct route to improved quality, cost effectiveness and customer satisfaction. Compass Group companies specialise in meeting the needs of their clients through dedicated teams experienced in the particular demands of specific market sectors. Each Group company can also draw on the power of a unique portfolio of world-leading foodservice brands.


stopgap







Healthcare – Medirest
Through Medirest, Morrison and Crothall we provide foodservice and support services throughout the healthcare sector worldwide – from acute care hospitals to long term care and senior living. We have invested significantly in this market in the year, which is the world's fastest growing market in our sector portfolio. Major events in this year include:

UK Aggregate new contract wins for Medirest totalled £34 million turnover and included Kingston Hospital, Hammersmith Hospitals, Black Country Mental Health, Mid-Essex and Bedford and Luton NHS Trusts. The Group is also working to introduce a restaurant experience to hospital patients, as part of the Government's Better Food in Hospitals programme.

North America The Group's relatively small position in the North American healthcare foodservice market has been addressed by the acquisitions of Morrison Management Specialists and Crothall Services Group during the year.

Morrison Management Specialists, the second-largest US healthcare and senior living/retirement foodservice company, was acquired in April for a total of $563 million. The Morrison management team is now responsible for all the Group's business in this sector in the USA, which operates from over 500 locations.

Crothall Services Group, a Pennsylvania-based healthcare facilities management company, was acquired in August for $170 million. Crothall serves more than 250 hospitals across the US and Canada, employs 8,500 people, and has been the fastest growing company in the industry, securing a 9% market share position in less than 10 years.

Major contract gains include:
- Sentara Hospital System, Virginia, with managed volume of over $10 million per annum.
- University Medical Center, Las Vegas, Nevada, with managed volume of almost $6 million per annum.
- Methodist Health System, Tennessee – seven hospitals with aggregate managed volume of $13 million per annum.

France Contracts have been won with two significant groups during the year: Medica, France and GDP Vendôme. Two large hospital contracts have also been obtained: The Polyclinique du Grand Sud and the Polyclinique de Vauban.

Germany Major contract awards in the year include:
- The University Hospital Eppendorf providing for 1,450 beds and staff feeding; and
- Five Evangeline hospitals in Berlin providing for 1,500 beds plus staff feeding.

Brazil Contracts signed within the last 12 months include:
- Associação de Apoio à Criança Defeituoso (Physically Handicapped Children's Association);
- The Kidney Hospital – linked to the Federal University of Brazil;
- The Alvorada Hospital – a general hospital linked to health plans in the city of São Paulo;
- APAE – Associação de Pais e Amigos dos Excepcionais (Parents and Friends Association of the Physically Handicapped); and
- The Ipanema Children's Clinic.

Australia In Australia the Group has won A$6 million of residential business from one of Australia's largest providers of senior care services, the Salvation Army. Spread across three states the wins included the country's largest aged care site located in Perth.

South Africa In June 2001 we were awarded strategic partnership with the Afrox Healthcare Group Ltd. They are the second largest group of hospitals in Africa with 45 hospitals.





Morrison and Crothall
Understanding and meeting the unique needs of each market sector
Providing food for customers when working in hospitals or in senior care is a specialist skill. Good nutrition can play an important part in the health of the patient and food can be the high point of their day – whilst a suitable 'non-clinical' food court environment can often be the ideal place in a hospital for visitors to meet with patients. Always of high priority is an understanding of the needs of the client and their customers. Pictured at the Northwestern Memorial Hospital in Chicago, USA are the Morrison and Crothall teams at work for their customers.













Customer and Client Satisfaction
Compass Group companies set out to provide a standard of service that is second to none. Underpinning all our activities is a genuine conviction that how our service is delivered is just as important as what is delivered. Putting the customer and client first therefore remains a priority. We work hard to develop a close working relationship and listen carefully to changing needs.









Business and Industry (B&I)
Providing foodservice to B&I locations throughout the world was the basis upon which Compass Group was built and still today represents the major part of our total Group turnover. Major developments during the year include:

Global A contract has been won to provide services for American Express in eight countries – with a turnover of US$29 million per annum.

UK Eurest is the largest part of the Group's business in the UK working for almost 4,000 client companies. During the year the merger integration was completed with the migration to the Eurest brand name at sites previously branded Eurest Sutcliffe and Shaw Summit. Major B&I contract gains for Eurest included a five-year contract, with £40 million annual turnover, to provide catering services for 150,000 Sainsbury's staff at 427 stores in the UK, as well as a £28 million annual turnover contract for 51 offices for Royal Bank of Scotland, and a £24 million contract extension, including additional sites, with Lloyds TSB.

Other significant B&I contract wins included Merrill Lynch, Halifax Direct, Credit Suisse First Boston, Powergen, RTE-Dublin, Scottish Widows, Bristol & West, Glaxo SmithKline, Sun Microsystems, Mori, ITV Digital, Reckitt Benckiser, AC Nielsen, npower, the Royal Mint, Norwich Union Healthcare, Thomson Travel, Van den Burgh and Britvic.

A Restaurant Associates team has been set up to focus on the development of our premier fine dining and City contracts, reinforcing relationships with leading chefs and restauranteurs Prue Leith and Albert Roux and building on our success in this area in the USA.

France Although France has seen a part year effect from the introduction of a reduced working week and changes in the minimum wage we have still seen growth in the year helped by the management changes referred to earlier. Major contract awards included Nortel, Printemps (the department store), Alstom, Le Monde and American Express.

North America Although outsourcing is at its highest in the USA B&I market, the sheer size of this market enables strong growth to continue to be reported by our US team for Eurest, supported by the unique capability of Canteen Vending. Highlights included the appointment of Eurest to provide Motorola's foodservice in North America which was previously self operated. Under the agreement we will manage foodservice operations at 37 Motorola sites in North America and Mexico, serving 67,000 meals daily. This is in addition to the existing contracts to provide foodservice for Motorola in Europe, China, Argentina and Australia.

Rest of the World Gains include contracts in:
- Brazil: with CSN, the largest steel manufacturing company in Brazil and with General Motors.
- Colombia: 5,000 meals a day with Leonisa.
- Czech Republic: two of the largest national companies – Vitkovice Steel with 5,000 and OKD Mining Company with up to 10,000 meals a day.
- Germany: the acquisition of 75% of HSG Hoechst Service Gastronomie (annual turnover of £13.5 million) and the gain of the 10 year contract with VFB Stuttgart (annual turnover of £2.5 million) and the Commerzbank in Frankfurt (annual turnover of £2.7 million) strengthen the leadership position of the Group in Germany.




Eurest





Excellence Worldwide
The highest standards in managing our services
Each client location has different customer requirements but they all have in common the highest standards for operational performance. Purchasing over £3 billion of food and related items a year enables the group to ensure the highest standards of quality and service for our locations. Technological advances enable us to improve our sharing of practice across the group – using computer-based systems to improve menu planning, ordering and the customer interface – turning our aspiration for operational excellence into reality. Pictured are Eurest team members at work in the Aon Center in Chicago, USA and at EMPG/Argonne in Paris, France.













Operational Excellence
From the moment we start, by identifying our clients' catering requirements, to the point at which on-site facilities have been installed and beyond, we use and apply superior systems, processes, equipment and standards. Our investment in information technology and our discerning approach to purchasing are just two examples of how we strive to adopt best practice throughout our business.




Eurobuns
Eurobuns
Eurobuns

Eurest







Education – Scolarest
Scolarest provides foodservice to education establishments throughout the world, from kindergartens through to higher education establishments in universities and colleges.

UK During the year all of the UK's education business was rebranded to Scolarest, the Group's international brand name for the sector. Major contract wins included a £2.4 million turnover contract for Barnsley schools, and a multi-site contract with Torfaen Borough Council in Wales to provide foodservice to over 7,000 pupils in the region.

North America Major awards include a contract to provide foodservice for the Loop and Lincoln Park campuses of DePaul University in Chicago, Illinois. DePaul is the largest Catholic institution in the US and comprises eight campuses accommodating 20,000 students. Other contracts awarded include the Trinity College, Sunnyside I.S.D. (Independent School District), Pontiac P.S. (Public School) and Pender County P.S. (Public School).

Other Contracts that have been awarded across the Group include:
- China with the international schools in Shanghai and Beijing;
- South Africa contracts with the University of Witwatersrand, Kingswood College and Edgewood College; and
- France with Valence and Palaiseau, also with central kitchens opened at Clichy Montfermeil and Sedan.

Retail and Concession Catering – Select Service Partner (SSP)
The global retail and concession market continues to grow and consolidate. SSP has further strengthened its position over the year as the leading supplier of food and beverage to the travel market, with significant business gains in both its core markets of airports and rail. Highlights have been:

UK SSP continued to lead the retail and travel market in the UK with over 30 new outlets opened during the year. New business with Stena Line Ferries included the first Burger King to be introduced onboard a Stena vessel. SSP also entered into a joint initiative with Marks & Spencer to trial M&S Simply Food convenience stores at major railway stations.

Rest of the world
Airports New contracts have been won in Zurich, Sydney, Reno, Basle-Mulhouse, Charles de Gaulle, Dresden and JFK New York, with important contract extensions at Oslo and Stockholm.

Remote Sites – Eurest Support Services (ESS)
ESS is the market leader in the remote site, offshore and defence market. The recent record of exceptional growth has been continued, with substantial increases during the year. This growth has been delivered across all sectors, and includes:
- A strategically important defence contract for NATO, in Kosovo and Macedonia.
- A large multi-activity remote-site contract for Bechtel, in Algeria.
- The provision of a range of services onboard a number of offshore installations, for Transocean.

The expansion of our worldwide contract with the US Navy Exchange Command (NEXCOM) for the installation of a range of branded foodservice concepts continues apace, with the gaining of both the Pentagon and Washington Navy Yard contracts and with the construction of several TGI Friday restaurants in Italy and new food courts in Guam, Bahrain and Spain.

In addition the acquisition of Beaver Foods gives ESS remote site market sector leadership in North America while our joint venture with ADNH secures market leadership for the Group in the important US$1.3 billion Middle East market.




UpperCrust
RITAZZA

Select Service Partner
Great people are the key

Compass Group employs over 360,000 people across the World. Preferred employer is a key aspiration for the Group. The recruitment, training, development, reward and retention initiatives are key in providing the right quality of service for our clients and customers. Significant energy is invested in effective communication with our people face to face and also through the intranet and other initiatives. Select Service Partner is a leader in its sector with friendly and reliable staff working at airports, rail stations and other concession locations across the World. SSP team members are pictured at work at Manchester Airport, UK.








UpperCrust





Preferred Employer
Today's business environment is intensely competitive. We remain in no doubt that our 'cutting edge' performance comes from the contribution to overall performance made by our people. Reliable and dedicated to their work they know Compass Group provides exceptional opportunities for them to develop their careers and their full potential.







Sports and Events
Compass Group caters for a number of sporting events throughout the world – from Arsenal and Liverpool football clubs in the UK, Flushing Meadows tennis and Ryder Cup golf on both sides of the Atlantic to numerous international cricket, football, horse racing and other sporting events. We were caterers at the Sydney Olympics, the 1998 football World Cup and will be catering for the Winter Olympics at Salt Lake City in 2002.

Our position in this market was significantly enhanced with the investment in Levy Restaurants in North America last year, which brings a new dimension in quality and innovation to our business. With contracts in sports stadia, arenas, convention facilities and music and performance venues across the US it has brought to the Group a number of important venues for baseball, American football and basketball and created dining experiences for prestigious events such as the Grammy awards.

Highlights for the year in this division include the following contract gains:

- In Australia the contract for the Sydney football stadium and cricket ground.
- For Letheby & Christopher in the UK the Rockingham Motor Speedway contract.
- For Levy Restaurants in the US a foodservice contract at Churchill Downs, home of the Kentucky Derby.
- In the USA, a US$40 million per annum contract with Speedway Motorsports Inc.

Vending – Canteen, Selecta and Vendepac
A major competitive advantage in North America has been our ability to offer a national vending service in addition to our foodservices. Being the major national vending group in the US gives us an advantage, particularly when national contracts are awarded – where vending typically forms part of our clients' requirements. This strategic advantage is now available to us in Europe with the acquisitions of Selecta in Continental Europe and Vendepac in the UK during the year.

Selecta Selecta is the European market leader in vending, trading in 15 countries across Europe. Prior to February 2001 the Group owned one-third of Selecta and had a co-operation agreement with it. However, we were delighted to announce the terms of a recommended cash offer to acquire the remaining two-thirds for CHF901 million. This acquisition, which was completed in May, enables our clients to obtain the same combination of food and vending services in Europe as they enjoy in North America.

Vendepac One remaining area of strategic weakness in vending remained in the UK where Compass Group and Selecta only had a very small position. This was addressed with the acquisition of Vendepac in August for £84 million. Vendepac is the UK market leader with 9% of the market.

Developments In North America Canteen Vending has taken a significant step towards cashless vending with Freedompay, an Internet-enabled technology. Canteen equips each of its vending machines with a reader that picks up a signal from a small 'wand' that is encrypted with its owner's account number and password. When the wand is placed in front of the reader, the user's account is debited for the amount of purchase. Benefits include speedier transactions, higher average spend, and customised marketing capability.

Contract awards include a number of Swedish gains. A framework with ABB has been agreed for the whole of Sweden, contracts with Bankgirocentralen and Latmäkeriverket have been won and co-operation between Eurest and Selecta led to a contract award at Jönköping University.

Elsewhere notable gains included an award with Atento in Brazil.









Canteen Vending, Selecta and Vendepac
Competitive advantage driving superior financial performance

Compass Group believes that superior financial performance can only be driven through the implementation of its balanced strategy – operational excellence, client and customer satisfaction, market leadership and being a preferred employer. Vending is a key element of the Group's competitive advantage in the market, enabling us to offer clients a bundled service of foodservice with food and beverage vending. In 2001 the Group completed the acquisition of the final two thirds of Selecta not already owned by the Group and of Vendepac providing a unique vending capability in Europe as sister companies to Canteen Vending in North America.
The implementation of Selecta's planning for the euro transition has been a key feature of the year. Selecta services in France are pictured together with Canteen Vending in the USA.





Financial Performance
Compass Group sees the continuous growth in earnings per share and the achievement of superior returns on invested capital as major Group objectives. We are committed to building volume and operating net profit growth in order to maximise returns for our shareholders.















Compass Group companies are part of local communities in over 90 countries around the World. The company encourages employees to work with community initiatives and charities through its 'In the Community' programme which recognises and supports these initiatives.

On the world stage the tragic events on 11 September 2001 demonstrated our employees' community spirit in action – from local support to provide food and beverages for affected personnel through to support and fundraising across the Group network.

Compass Group's teams in the US were responsible for the humanitarian provision of over 200,000 meals free of charge to rescue workers and those visiting the crisis centre in New York. Staff worked tirelessly at client locations in many exceptional circumstances. This was seen not only in New York and Washington but also at airport locations where Select Service Partner provided foodservice and often even lodging to displaced customers. Staff across the Group – and particularly in the US – raised funds for the Salvation Army and relief funds as pictured above.

Compass Group actively encourages its teams to be involved with their local communities using, whenever possible, their skills and the locations where they work to provide support to community initiatives. Compass Group's 'In the Community' programme is designed to recognise those members of the Group who work with their communities – presenting awards to the successful teams supported with donations for their nominated charities.

In 2000 the worldwide award of £10,000 and trophy was presented to the Chicago Eurest Dining Services team. Here the team were recognised for creating a 'Nurture Our World Opportunity Network', a community-based organisation serving disadvantaged people. During the year the project assisted 225 unskilled adults and 100 disadvantaged young people with over 200 participants receiving foodservice training in Eurest's kitchens.

The worldwide runner-up award of £5,000 and trophy was presented to Eurest in Australia for their 'Indigenous Training and Employment Project', the aims of which were to provide employment opportunities within Eurest for Aboriginal Australians. This initiative worked within local communities and sourced substantial support and funding from community partners as well as within the Group. Teams in the UK and France were also rewarded with special awards for their development of training programmes to provide new skills to the homeless (UK) and prisoners (France) as part of rehabilitation programmes.

In addition to this more proactive community involvement, fundraising takes place across the Group on every day in the year – local and national charities often selected because of their personal resonance for our teams – supported with fun running, workplace collections and other fundraising activity.



Compass Group in the community

Being a good neighbour

Compass Group people work in a range of communities across the world. Rather than selecting one international cause, team members are encouraged to select needs that they can relate to in their own communities – often, tragically as with 11 September 2001, event-driven. Scolarest team members and their customers are pictured.








IN THE COMMUNITY



Compass Group takes its responsibilities for environmental health matters very seriously. Due to the diversity of our business operations and the difference in legislative requirements this overview cannot be comprehensive but is designed to give an insight into the Group's approach in the areas of health and safety and environmental performance.*



*This will be a stand-alone report which will be available on the Group's internet site.

There is a formal procedure whereby the Board considers risk management on a regular basis for both short and long term issues. This follows Turnbull guidelines. The environmental, social and ethical risk area is key to this and both the Executive and Group Boards have regular detailed reviews of potential exposures. These are based on monthly key performance indicators submitted by all divisions and regular detailed reports identifying risks and showing how these are being monitored and managed. Where improvements could be made and value enhanced this is noted. All directors are adequately informed and training is available to ensure that they are in a position to be fully aware of their responsibilities in this area. The financial success of the Group ultimately will be improved by strict adherance to these practices and hence remuneration packages, which depend on the financial success of the Group, are linked to success in this area.

Compass Group is a member of the Dow Jones Sustainability Index, the FTSE4Good Index and other indices highlighting sustainability or minimal environmental impact. In rating the company in 2001, SAM noted 'Compass Group's sustainability performance is very good and is clearly above the industry average with a very good performance in managing industry-specific risks'.

Policy and processes
Compass Group focuses on the provision of high quality food, vending and related services. It sets clear standards in each of the five core areas that it has determined as being critical for delivering growth and shareholder value – client and customer satisfaction, operational excellence, market leadership, preferred employer and financial performance. In each of these areas there are measurements which are required reporting and enable benchmarking.

We can also identify areas for improvement and existing best practice. Each operational team within the Group can implement ISO or other standards in their business if appropriate to local client and customer needs. The Group is delighted that there are more than 20 countries where ISO certification has been achieved – including ISO 9001:2000 and ISO 9002:1994. In many of these countries ISO 14001 certification has also been received.

The Group Human Resources Director has Executive Board responsibility for environmental management and health and safety issues. He is supported in this through the work of a forum, which manages the co-ordination of environmental health matters globally. This Quality Executive Forum has representatives from across the Group – a process which allows the sharing of good practice and the development of 'best practicable options' to achieve a level of consistency.

Environment
Compass Group continues to manage environmental impact in the following areas: waste management; energy efficiency; pollution prevention; and water usage.

As a start to the implementing of measures of the environmental impacts of the Group, a trial began in the year on the collection of data relating to water usage and CO_2 emissions – the test taking place in Belgium, France, UK, Spain, Germany and Portugal. Following this trial the approach is now to be expanded across the Group although, as Compass Group companies operate on client premises, the focus will be on operations which have separately metered supplies.

Health and Safety
Compass Group is committed to achieving high levels of health and safety in all of its operations. The Group is developing a Health and Safety Index to measure performance based on standards and training within units.

Food Safety
The provision of wholesome and safe food of good quality is a priority for all Group operations and genetically modified foods have been removed from menus throughout the world. Food Safety Management Systems in operation throughout the organisation are based on HACCP (Hazard Analysis Critical Control Point) principles and a Food Safety Index (FSI), a measure of location standards, has been in operation for over five years in many of the Group's locations.

The Purchasing teams within the Group are a key part of this process, which ensures that good quality produce is supplied to our units. Suppliers are approved by the technical teams in the various countries before being allowed to supply produce to units.

The Group is looking to improve purchasing efficiency by buying directly from the manufacturer rather than from wholesalers where possible. This gives us better control over quality and pricing and more assurance over the credentials of the supply source.

There has been a very high degree of compliance with the Group's policies and procedures in this area and disclosures made in this report have been verified at both Group and Executive Board level.







Sustainability
Standards monitoring and measurement are key for our future

Sustainability is a key issue for business. Our aim is to have a low impact on the environment. The Group is setting clear standards in all areas of performance – for example having clear specifications for products supplied to the Group, which are monitored by our teams not only on receipt but also throughout the supply chain.











Directors, Senior Employees and Advisors

1


2


3


4


5


8


9


10


11


12


1 **Francis H Mackay**
Chairman
Joined the Group in 1986, initially as finance director. Appointed Group Chief Executive in 1991 and additionally Deputy Chairman in September 1994. Became Executive Chairman on 1 July 1999 and is the Chairman of the nomination committee. He is also non-executive chairman of Kingfisher plc. Age 57.

2 **Michael J Bailey**
Group Chief Executive
Joined the Group in 1993 to head up New Famous Foods, the Group's branded concepts team. Appointed Chief Executive Officer of the North American Division on the acquisition of Canteen Corporation in 1994. Previously he was managing director of Gardner Merchant UK and for six years president of their USA business. Appointed to the Board in 1995 and became Group Chief Executive on 1 July 1999. Age 53.

3 **Andrew P Lynch FCA**
Group Finance Director
Appointed in January 1997 having previously been finance director of the UK Division and before that finance director of Travellers Fare Limited. He joined Compass Group in 1992. Age 44.

4 **Alain F Dupuis**
Chief Executive Officer, Global Business
Appointed in 1995. A founder of Ticket Restaurant in Belgium and previously chief executive officer of Seafood Broiler, a Californian restaurant chain, National Cleaning Contractor, a building maintenance company in the USA and Eurest International. Age 57.

5 **Peter EB Cawdron**
Deputy Chairman and Senior Independent Non-executive Director
Appointed in November 1993. Formerly a director of Grand Metropolitan Plc and is now a non-executive director of a number of companies, including Capita Group PLC, Christian Salvesen PLC, Johnston Press PLC, ARM Holdings PLC and Capital Radio PLC. He is chairman of the audit and remuneration committees and is a member of the nomination committee. Age 58.

6 **Denis P Cassidy**
Non-executive Director
Appointed in June 1994. He is also a non-executive director of Forever Broadcasting plc and formerly chairman of Satellite Information Systems, Newcastle United PLC, Liberty Public Limited Company, Ferguson International Holdings PLC and The Oliver Group plc. He is a member of the audit, remuneration and nomination committees. Age 68.

7 **Valerie F Gooding**
Non-executive Director
Valerie Gooding was appointed to the Board of Compass Group in January 2000. She is chief executive of BUPA and a non-executive director of BAA plc. She was also formerly a director of Cable & Wireless Communications plc. She is a member of the audit, remuneration and nomination committees. Age 51.

8 **Chris D Bucknall***
Group Chief Executive, Commercial Services
Involved in the management buyout of Compass Group in 1987 and in 1991, after a year at Norwest Holst, rejoined the company as chief executive of the catering operations, later becoming Group purchasing director. Joined Granada as chief executive of Granada Purchasing Ltd, rejoining Compass Group at the merger to be responsible for Group purchasing. Age 51.

9 **Antoine EA Cau***
Chairman and Chief Executive, Western Europe
Joined the Group on the merger with Granada having been chief executive of Forte Hotels. Joined Forte in 1998, prior to which he was president of Hertz International and vice president of the Hertz Corporation where he spent 25 years. Age 53.

10 **Didier F Coutte***
Group Marketing Director
Joined the Group in January 1998 as a member of the Executive Board. Previously has held several senior executive positions in purchasing with Procter & Gamble and Reckitt & Colman and was managing director of Reckitt & Colman Benelux before joining Compass Group. Age 43.

6



7



13



14



15



16



11 Don A Davenport*
Chief Executive Officer, UK and Ireland
Appointed as UK chief executive officer in July 2000, following the merger with Granada. He originally joined Granada through its acquisition of Sutcliffe in 1993. In 1996 he became managing director of Granada Hospitality and in 1998 he became chief executive of Granada Restaurants. Age 58.

12 Gary R Green*
Chief Executive Officer, North America
Joined the Group in 1986 in a senior finance role in the UK Division. Became a UK divisional director in 1992 and moved to the USA in 1994 to be chief finance officer of the Group's North America Division. Appointed to his current role on 1 July 1999. Age 44.

13 Clive WP Grundy*
Human Resources Director
Joined the Group in 1985 initially as human resources director for the UK Division and subsequently held senior positions in operations and other functions. Took on Group-wide responsibility for human resources as a member of the Executive Board in 1996. Age 50.

14 Marcel Jacobs*
Chief Executive Officer, Northern and Central Europe
Joined the Group in December 1997 having previously spent 25 years in the Gardner Merchant/Sodexho organisation in a number of senior positions in Europe. Appointed to his current role on 1 July 1999. Age 56.

15 Miguel Ramis*
Chief Executive Officer, Southern Europe, South America and Australasia
Joined the Group in September 1995 having previously managed the inflight catering business of Accor in Spain. Was appointed to his current role on 1 July 1999. Age 45.

16 Ronald M Morley FCCA*
Secretary
Joined the Group in 1978 initially as an accountant. Appointed company secretary of a number of Group subsidiary companies in 1984 and Group company secretary in 1989. Age 49.

* Not directors of the company

Auditors
Deloitte & Touche
Hill House
1 Little New Street
London EC4A 3TR

Solicitors
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS

Stockbrokers
ABN Amro Group
250 Bishopsgate
London EC2M 4AA

Merrill Lynch International
Merrill Lynch Financial Centre
2 King Edward Street
London EC1A 1HQ

Financial Advisors
Schroder Salomon Smith Barney
Citigate Centre
33 Canada Square
Canary Wharf
London E14 5LB

Registrars
Capita IRG Plc
Bourne House
34 Beckenham Road
Beckenham
Kent BR3 4TU



The Group has enjoyed a very successful year in 2001 as a focused foodservice business. This has been achieved through excellent like for like sales growth and margin improvement in all divisions, together with the benefit of acquisitions.

Group Performance
The statistics below demonstrate the successful financial performance in 2001.

	2001	2000	Increase %
Turnover	£8,716m	£5,770m	51
Profit before interest, tax and depreciation (PBITDA)	£846m	£461m	83
Basic earnings per share	20.0p	13.8p	45
Free cash flow	£357m	£231m	54

Goodwill amortisation and exceptional items are excluded from the above table.

The significant year on year growth rates above are driven by the impact of acquisitions, including Granada Restaurants, Morrison and Selecta, and by strong organic growth.

Compass Group was incorporated on 29 September 2000 and on 2 February 2001 became the quoted holding company for the Group on its demerger from Granada Compass plc. The basis of preparation of the financial statements is set out in note 1 to the financial statements on page 47. The foodservice business of Granada Group PLC, Granada Restaurants, was acquired on 27 July 2000 and hence only contributes two months' trading to the comparative results compared to a full 12 months in 2001. Morrison and Selecta were acquired on 6 April 2001 and 9 May 2001 respectively and only contribute to 2001's results from those dates.

The results for the year ended 30 September 2001, analysed by geographic division, are set out in the following table.

	2001	2000	Reported increase %	Like for like increase %
Turnover £m				
United Kingdom	2,877	1,200	140	6
Continental Europe & rest of the world	3,013	2,758	9	9
North America	2,826	1,812	56	8
Total	8,716	5,770	51	8
Operating profit £m				
United Kingdom	377	120	214	6
Continental Europe & rest of the world	153	136	13	13
North America	139	89	56	10
	669	345	94	8
Associates	7	11	(36)	
Total	676	356	90	
Operating margin %				
United Kingdom	13.1	10.0		
Continental Europe & rest of the world	5.1	4.9		
North America	4.9	4.9		
Total	7.7	6.0		

Goodwill amortisation and exceptional items are excluded from the above table.

The geographic and sector analyses of turnover for 2001 are shown in the charts at the top of page 25. The five-year track record is shown at the top of page 26 and comprises the results of Former Compass for 1997 to 1999 and the results of Compass Group for 2000 and 2001.

Effects of 11 September 2001
The costs associated with disruption to trading as a result of the events of 11 September have had a profit before interest and tax impact of some £5 million in the 2001 financial year. The effects were primarily in New York, but also with other specific related consequences such as the postponement of the UK Ryder Cup.

Divisional like for like performance
The Group's three geographic regions have continued to grow their turnover. Turnover growth for the UK was 6%. This growth rate has been achieved despite the impact of the foot and mouth outbreak and the rail disruption earlier in the year which are estimated to have held back turnover growth by 1%. Turnover in Continental Europe & rest of the world and in North America has been particularly strong, at 9% and 8% respectively. These growth rates have been achieved as a result of excellent new business being won and strong business retention rates across the Group of 95% in total.

Operating profit in the UK has increased by 6% despite the impact of foot and mouth, rail disruption and 11 September on the results and a first time pension charge in 2001 in respect of Granada Restaurants of £10 million. The underlying operating margin in the UK adjusting for the above factors has increased by 50 basis points from 12.7% to 13.2% principally as a result of some £20 million of cost synergies in the first full year following the merger of Granada Restaurants and Former Compass's UK business. Purchasing synergies as a result of the merger continue to be achieved through price harmonisation and discounts for bulk purchasing.



2001 Sector Analysis of Turnover

Business and Industry	37%
Defence, Offshore & Remote Site	5%
Healthcare	12%
Education	9%
Vending	11%
Concessions	15%
Roadside	11%



2001 Geographical Analysis of Turnover

UK	33%
North America	32%
France	8%
Germany	4%
Netherlands	2%
Spain	2%
Rest of the world	19%

Overhead reduction plans for the UK are working well and the Group is on track to deliver the £70 million per annum of synergies by 2003 predicted at the time of the merger.

Operating profits have increased strongly in Continental Europe & rest of the world and North America, with gains of 13% in each division excluding the effects of 11 September. Margin growth has again been delivered through food and beverage purchasing efficiencies and close control over other cost categories. Purchasing best practice, as established in the UK, is being extended across the Group which is anticipated to continue to drive margin gains across the North American and Continental Europe & rest of the world divisions.

Net interest

Net interest for the year has increased from £78 million in 2000 to £93 million in 2001. Net interest includes £127 million (2000: £32 million) of imputed interest income in respect of the disposal of the Forte Hotels division. The net proceeds receivable were discounted back to the effective date of acquisition by the Group, 27 July 2000, to give a present value of these net proceeds at that date of £2,722 million. A 7% discount rate has been used. The difference between this figure and the actual net proceeds received and receivable as at 30 September 2001 is the imputed interest income included in the profit and loss account. This has the effect of drawing up the accounts on the basis that the hotels were sold on 27 July 2000 and the proceeds invested at 7%. The profit and loss account does not include any other amounts in respect of Forte Hotels.

Interest cover on the above basis was 7.3 times.

Profit before taxation

Profit before taxation, exceptional items and goodwill amortisation increased by 110% from £278 million to £583 million.

Taxation

The overall Group taxation charge is £92 million comprising a £121 million charge relating to ordinary activities and a £29 million credit relating to exceptional items. The overall taxation rate on ordinary activities is 20.7% of profit before exceptional items, goodwill amortisation and taxation. This rate benefits from the inclusion of £127 million of non-taxable imputed interest income in profit before tax, without which the effective taxation rate is 26.5%.

Earnings and dividends per share

Basic earnings per share before exceptional items and goodwill amortisation for the year ended 30 September 2001 was 20.0 pence, an increase of 45% over 2000. Diluted earnings per share on a similar basis was 19.8 pence, up 45%.

The recommended final dividend is 3.8 pence per share resulting in a total dividend for the year of 5.7 pence per share.

Exceptional items and goodwill amortisation

An exceptional item of £95 million, net of taxation, relates to the UK integration of Granada Restaurants and includes integration costs of £52 million (2000: £8 million). The Group is confident of not exceeding the total integration cash cost of £65 million predicted at the time of the merger. The exceptional item also includes the non-cash write off of duplicate assets of £44 million and the 2001 cost of the commitment plan of £28 million entered into to retain senior employees. The plan is payable in Compass Group shares which may be issued in January 2002.

The goodwill amortisation charge for the year was £205 million.

Acquisitions

Strategic acquisitions were made in 2001 as the Group continued to pursue its goal of achieving market leading positions in its chosen geographic and catering sector markets. Notably, with the acquisitions of Morrison and Crothall in the USA giving the Group a market leading position in the important US healthcare sector for £397 million and £138 million respectively and the acquisitions of Selecta and Vendepac in Europe filling an important gap in Compass Group's vending capability for £361 million and £85 million respectively.

Earlier in the year, the Group had spent £193 million further strengthening its North American businesses with the acquisitions of Au Bon Pain and Beaver and developing its presence in the Middle East with the ADNH joint venture. In addition, the Group spent £94 million purchasing some remaining minority interests and other small acquisitions.

In total, acquisitions cost £1,268 million and the net liabilities acquired had a provisional fair value of £13 million, resulting in goodwill of £1,281 million. Details of the acquisitions are given in note 22 to the financial statements.


1997 3,703
1998 4,214
1999 4,815
2000 5,770
2001 8,716

Turnover
£m


1997 179
1998 210
1999 253
2000 356
2001 676

Operating profit
£m


1997 145
1998 159
1999 215
2000 231
2001 357

Free cash flow
£m


1997 7.0
1998 7.7
1999 9.7
2000 13.8
2001 20.0

Basic earnings per share
Pence

Cash flow

The business continues to demonstrate strong cash generation. The 2001 net cash flow from operating activities before exceptional items was £748 million, up £395 million, 112% from 2000. The working capital movement in the year was an outflow of £51 million (2000: outflow £71 million). Cash paid in respect of provisions for liabilities and charges was £33 million (2000: £17 million). Interest and tax payments absorbed £344 million (2000: £118 million).

Free cash flow for the year was £357 million (2000: £231 million), an increase of 54%. Free cash flow for the year is lower than would otherwise be expected since cash generated from operations excludes any contribution from Forte Hotels whereas free cash flow is after net interest paid of £245 million, including interest on debt subsequently repaid out of the hotel disposal proceeds. Exceptional items absorbed £44 million (2000: £4 million).

Net capital expenditure was £325 million, (excluding £20 million purchased under finance lease contracts), an increase of £150 million over 2000. The Group has in place stringent controls on capital expenditure which are monitored centrally. There are fixed authority limits in place at each subsidiary company and internal rate of return criteria which each project must achieve to obtain approval.

The majority of the capital expenditure is of a project nature and is therefore discretionary. It includes expenditure which relates to the further development of the Group's concession activities and the continuing process of brand roll out.

Development expenditure totals approximately £259 million of which £130 million was invested in the UK, £47 million in Continental Europe and rest of the world and £82 million in North America. The UK expenditure includes £22 million adding 742 rooms to the Travelodge estate and £11 million developing new financial accounting and management information systems as a result of the merger. In aggregate, maintenance capital expenditure of approximately £116 million was incurred in the year, including the replacement of catering and vending equipment in airports, stations and client premises and the purchase of office equipment and vehicles.

The payment of a dividend to Granada Compass plc absorbed £121 million. Acquisition payments were £1,337 million, comprising £1,248 million in respect of current year acquisitions (excluding £53 million of loans and finance lease obligations in the companies when acquired) and £89 million of deferred consideration, costs in respect of acquisitions made in prior years and costs paid relating to the merger and demerger. Disposal proceeds generated £2,831 million in 2001. Net debt as at 30 September 2001 was £2,390 million, a decrease of £1,306 million over the previous year end, primarily as a result of the hotel proceeds received net of payments in respect of acquisitions.

Financial instruments

Compass Group has adopted the policies of Former Compass with regard to interest rate and currency risks.

The Group's financial instruments comprise cash, borrowings, trade debtors and trade creditors which are used to finance the Group's operations. The Group also uses derivatives, principally interest rate and currency swaps and forward currency contracts, to manage interest rate and currency risks arising from the Group's operations. The Group does not trade in financial instruments. The Group's treasury policy is designed to mitigate the impact of fluctuations in interest rates and exchange rates and to minimise the Group's financial risks. Any changes to the policy are approved by the Board.

Liquidity risk

The Group finances its borrowings from a number of sources including the bank, public and US private placement markets. During 2001, the Group achieved credit ratings with Standard & Poor's of BBB+ and Moody's Investors Service of Baa1. The Group's undrawn committed facilities at 30 September 2001 were £1,997 million.

Foreign currency risk

The Group matches its principal projected cash flows by currency to borrowings and swaps in the same currency. As currency earnings are generated, they are used to service and repay debt in the same currency. For the period of the currency loans, therefore, there is an effective foreign currency hedge in real economic terms.

To implement this policy with regard to mitigating foreign exchange risk currency swaps are taken out where necessary which, when applied to the actual currency liabilities, result in the effective amount borrowed by currency. A reconciliation of the 30 September 2001 actual currency liabilities to the effective amount borrowed is set out below.

Currency	Actual currency liabilities £m	Currency swaps £m	Effective amount borrowed £m
Sterling	1,472	(220)	1,252
US Dollar	499	84	583
Euro currencies	609	95	704
Other currencies	445	–	445
Total	3,025	(41)	2,984

Analysed in notes 16 and 17 to the financial statements as		£m
Due within one year	– Bank loans	82
	– Loan notes	25
	– Bonds	330
Due after more than one year	– Bank loans	1,772
	– Loan notes	161
	– Bonds	614
Total		2,984

The borrowings in each currency give rise to foreign exchange differences on translation into sterling. As the borrowings are either less than, or equate to, the net investment in overseas operations, these exchange rate movements are treated as movements on reserves and recorded in the statement of total recognised gains and losses rather than in the profit and loss account.

Overseas earnings streams are translated at the average rate of exchange for the year. Therefore as sterling appreciates, the sterling value of the overseas earnings stream falls and vice versa. To mitigate the accounting impact of this, an amount of the foreign currency borrowings, equivalent to the budgeted post-tax foreign currency earnings for a year, is allocated as a hedge when the annual budget is set. The exchange differences on this element of the foreign currency borrowings are recorded in the profit and loss account, thereby effectively fixing the exchange rate for translating the earnings stream. Fluctuations in exchange rates will give rise to translation differences. The business is, however, materially protected from any adverse economic or cash effects through the matching of cash flows to currency borrowings.

The table below sets out the exchange rates used for major currencies for translating the 2001 profit and loss account and closing balance sheet. The translation rates that will be used for the 2002 profit and loss account are also set out below.

	2001 Translation rate	2001 Closing rate	2002 Translation rate
Australian Dollar	2.56	2.98	2.63
Canadian Dollar	2.09	2.32	2.08
Danish Krone	12.17	12.00	12.16
Euro	1.63	1.61	1.63
Norwegian Krone	13.07	13.04	12.95
Swedish Krona	13.68	15.68	15.14
Swiss Franc	2.49	2.38	2.48
US Dollar	1.41	1.47	1.37

Interest rate risk

As detailed above, the Group has effective borrowings in a number of currencies. The potential exposure to interest rate movements in each of these currencies has been reduced by swapping to, or borrowing at, fixed rates such that at least 80% of the Group's debt is fixed for one year, reducing to 60% fixed for the second year and 40% fixed for the third year. This policy is designed to ensure that, in the short term, the Group is not materially exposed to fluctuations in interest rates in its principal currencies.

The average cost of funding (net of cash balances) for the year to 30 September 2001 was 6%.

Investment

The Group has made, and continues to make, significant investments in expanding its activities both through reinvesting free cash flow back into the business by way of development capital expenditure and through targeted strategic acquisitions. Catering company acquisitions typically generate large amounts of goodwill as the investment is in contracts and people and not in tangible assets. The previous accounting policy was to write off goodwill directly to reserves with Former Compass having written off £2,132 million to reserves. Goodwill on acquisitions made after 1 October 1998 is being carried forward as an asset in the balance sheet and amortised through the profit and loss account over its effective useful life in accordance with FRS10. The economic value of goodwill acquired is therefore not fully reflected in the Group's net assets.


Compass Group
FTSE All Share Index
1,000
800
600
400
200
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Total shareholder return
Pence

The total shareholder return for Compass Group comprises that of Former Compass from 20 December 1988 to 26 July 2000, that of Granada Compass plc from 27 July 2000 to 1 February 2001; both adjusted to reflect the demerger from Granada Compass plc on 2 February 2001 and that of Compass Group from 2 February 2001.
The FTSE All Share Index has been re-based to the Former Compass share price at flotation in December 1988, as subsequently adjusted. Source: Datastream

Adding back net debt, goodwill written off to reserves and goodwill amortised through the profit and loss account gives the invested capital in the business as detailed in the table below.

	£m
Net assets	2,789
Less: assets held for resale	(75)
Net debt	2,390
Goodwill written off to reserves	2,132
Goodwill amortised through the profit and loss account	239
Invested capital	7,475

The return achieved in 2001 on the average invested capital for 2001 is 7.5% after tax at the Group's effective tax rate of 26.5%. This return comprises an initial low return in the short period of ownership of companies acquired this year and an 8.0% return on businesses that have contributed throughout the year.

With a weighted average cost of capital for the Group of approximately 7.4%, assuming a risk free rate of return of 4.6% and an equity risk premium of 3.5%, the Group is delivering a positive return on its investments. The Group's wide geographic and sector spread of contracts, which have a long average life, result in a high quality and consistency of earnings and cash flows. It is therefore well positioned to deliver further increases in shareholder value.

Gearing
Gearing is not a key measurement ratio for the Group because of the effect of goodwill written off to reserves. However, gearing on the invested capital referred to above was 32%. Interest cover is regarded as a more relevant indicator of the Group's debt capacity and the Group has a medium term target of approximately five times in order to achieve an appropriate balance between the level of debt and the weighted average cost of capital. The Group intends to use its current strong balance sheet and debt capacity to pursue its strategic objectives and to consolidate further the foodservice marketplace. The ratio of net debt to market capitalisation of £10,527 million as at 30 September 2001 was 23%.

European Monetary Union
Extensive preparation work has been undertaken to ensure that our businesses are capable of handling the Euro coins and notes on their introduction on 1 January 2002.

Shareholder return
The market price of the Group's ordinary shares at the close of the financial year was £4.745. The chart above illustrates total shareholder return delivered by the Group from the perspective of a Former Compass shareholder in the period from flotation in 1988 to date, compared with that of the FTSE All Share Index over the same period.

Going concern
After making enquiries, the directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the financial statements.

Summary
We manage the Group on sound and prudent accounting principles and will continue to do so. This approach ensures that the Group has a firm financial platform for continuing long term growth in earnings and dividends.

Andrew P Lynch
Finance Director

2001 Accounts

Contents

The directors present their annual report and the audited financial statements for the year ended 30 September 2001.

Compass Group PLC

The Company was incorporated in Great Britain and registered in England and Wales on 29 September 2000 as a private limited company with the name Compass Demerger Limited. On 30 November 2000 the Company re-registered as a public limited company and changed its name to Compass Group PLC. Dealings in the Company's ordinary shares on the London Stock Exchange commenced on 2 February 2001.

Activities, results and future prospects

The Group's trading results, future prospects and operating company activities are described in detail in the Chief Executive's report, the review of operations, the financial review and the financial statements.

Directors

Ronald M Morley and David M Gratton were appointed directors of the Company on 29 September 2000 and they each resigned as directors on 6 December 2000. Francis H Mackay, Michael J Bailey, Andrew P Lynch, Alain F Dupuis, Peter E B Cawdron, Denis P Cassidy and Valerie F Gooding were each appointed directors of the Company on 24 November 2000. In accordance with the Company's Articles of Association Alain F Dupuis and Valerie F Gooding retire from the Board by rotation and being eligible, offer themselves for re-election.

Directors' interests

Details of the interests of the directors holding office at the end of the year in the ordinary share capital of the Company are set out within the Remuneration Committee's Report on pages 35 to 37. None of the directors had any interests in the shares of any of the Company's subsidiaries at any time during the year. None of the directors had a material interest in any contract of significance with the Company or any of its subsidiary undertakings during the year.

American Depositary Receipts

In June 2001, the Company launched a level 1 American Depositary Receipts programme ("ADR") in the USA with the Bank of New York. Each ADR represents one ordinary share and trades over the counter. The ADR programme does not require the Company to seek a listing in the USA.

Dividends and results

A final dividend on the ordinary shares is proposed for the year ended 30 September 2001 of 3.8 pence per share which together with the interim dividend paid of 1.9 pence per share makes a total for the period of 5.7 pence per share. The final dividend will be paid on 5 April 2002 to shareholders on the register at the close of business on 1 March 2002. The shares will be quoted ex-dividend from 27 February 2002.

Payments to suppliers

The Group's policy and procedure which is internally rather than externally set in relation to all its suppliers is to settle the terms of payment with those suppliers when agreeing the terms of each transaction. The Group will abide by those terms provided that it is satisfied that the supplier has supplied the goods or services in accordance with the agreed terms and conditions. The number of days' purchases outstanding for payment by the Group as at 30 September 2001 was 58 days (2000: 57 days).

Substantial shareholdings

As at 11 December 2001 the Company had not been notified of any material interest representing 3% or more of the existing issued ordinary share capital of the Company. A profile of shareholdings is set out on page 72.

Political and charitable donations

Charitable donations for the year amounted to £754,000. There were no donations for political purposes.

Employees

The Group is committed to an active policy of equal opportunity from selection and recruitment, through training and development, appraisal and promotion to retirement.

The policy promotes an environment free from discrimination, harassment and victimisation where all employees can receive equal treatment regardless of gender, colour, ethnic or national origin, disability, age, marital status, sexual orientation or religion.

The policy gives full and fair consideration to the recruitment of disabled persons. Where disabled persons are employed their training, including retraining for alternative work of employees that become disabled, and development for promotion are encouraged and assisted. Expert advice is taken on the needs of disabled employees and special equipment is provided where appropriate.

Group personnel policies ensure that all employees are made aware on a regular basis of the Group's policies, programmes and progress. Extensive use is made of briefing meetings, in-house magazines, notice boards and other communications channels including Mercury, the Group's global intranet. Mercury facilitates the capturing and sharing of information and knowledge and provides an important link to the Group's employees worldwide. The Company operates a range of employee share schemes and they are described in the Remuneration Committee's Report on pages 33 to 37.

Environment

Information relating to the Company's responsibilities towards the environment is given on pages 20 and 21.

Auditors

A resolution for the re-appointment of Deloitte & Touche as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Annual General Meeting

The Annual General Meeting will be held on Friday 15 February 2002 at 3.00pm in the Churchill Auditorium at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. An explanation of the special business to be considered at the meeting is set out below.

Authority to allot shares (Resolution 7)

The directors' authority to allot securities in the capital of the Company expires at the conclusion of the forthcoming Annual General Meeting. Accordingly Resolution 7 is to renew that expiring authority and to give the directors general authority to allot, pursuant to section 80 of the Companies Act 1985, 739 million ordinary shares representing approximately one-third of the Company's issued ordinary share capital as at 11 December 2001. This authority would, unless previously renewed by shareholders, remain in force up to the conclusion of the Annual General Meeting of the Company to be held in 2007 or 14 February 2007 if earlier. The directors have no present intention of issuing any shares other than in respect of the Company's employee share schemes.

Disapplication of pre-emption rights (Resolution 8)
The directors' authority pursuant to section 95 of the Companies Act 1985 to issue equity securities for cash as if section 89 of the Companies Act 1985 does not apply expires at the conclusion of the forthcoming Annual General Meeting. The directors consider it appropriate for a further authority to be granted and to remain in force up to the conclusion of the Annual General Meeting to be held in 2003 or 14 May 2003 if earlier. Accordingly Resolution 8 which will be proposed as a Special Resolution is to give the directors authority to issue ordinary shares for cash to holders of ordinary shares on a pre-emptive basis subject to special arrangements relating to fractional entitlements or practical problems. In addition, the directors will be authorised to issue ordinary shares for cash otherwise than on a pre-emptive basis up to an aggregate nominal value of £11 million, representing approximately 5% of the Company's issued ordinary share capital as at 11 December 2001.

Authority to purchase own shares (Resolution 9)
The Company's authority pursuant to section 166 of the Companies Act 1985 to make market purchases of its own shares also expires at the conclusion of the forthcoming Annual General Meeting. Accordingly Resolution 9 which will be proposed as a Special Resolution is to give the Company authority to re-purchase up to 221,888,000 ordinary shares representing 10% of the Company's issued ordinary share capital as at 11 December 2001. Any purchases of shares would be made at prices of not less than 10 pence and not more than 5% above the average values for the ordinary shares for the five business days preceding the purchase. The directors have no present intention of exercising such authority and would only purchase shares if in their opinion the expected effect would be to enhance earnings per share and benefit shareholders generally.

Management Share Option Plan (the "Plan")(Resolution 10)
It is proposed to introduce a new share option plan to the top performing Unit and Area or District Managers in each of our major operating countries. These employees are below the level of executives currently entitled to share option awards. The award of share options is designed as an additional award for the top performers in each country. The Plan therefore has an element of competition. From a potential eligible population of 30,000 employees it is intended to award options to a maximum of the top performing 20% annually (i.e. 6,000 employees) and the average is anticipated to be less than 1,000 shares per individual. Top performing Unit and Area or District Managers will be identified by their managers based on performance during the 2001/2002 financial year. Awards will be made for the first time in October 2002.

Options may be granted over new or existing ordinary shares in the Company at nil consideration at the date of grant.

The exercise price of options will not be less than the middle market quotation of a share derived from the London Stock Exchange Daily Official List on the day before the date of grant or if greater (and unless the option relates only to existing shares) the nominal value of such share.

The exercise of options will not be subject to the attainment of performance conditions. Options will be granted on the basis of pre-grant performance as explained above.

Each individual's participation will be limited so that the aggregate price payable on the exercise of all options granted to him or her in any 10-year period under the Plan (but leaving out of account options which have been exercised) will not exceed four times annual earnings. Employees may be granted options to replace those which have been exercised.

No option may be granted under the Plan which would, at the time of grant, cause the number of shares which have been or may be issued in pursuance of options granted under all share option plans established by the Company to exceed 10% of the Company's issued ordinary share capital (or 5% of such capital if only options granted under executive share option plans are taken into account) in relation to options granted in the ten years ending with the date of grant of the option. The Plan will not be regarded as an executive share option plan for these purposes. Where options granted under the Plan will, on exercise, be satisfied by a transfer of existing shares purchased on the market, these limits will not apply.

Options are not transferable and may be exercised by the persons to whom they were granted or their personal representatives. Shares allotted or transferred under the Plan will rank *pari passu* with issued shares of the same class (except in respect of entitlements arising prior to the date of allotment). Benefits under the Plan are not pensionable.

Options may be exercised between the third and tenth anniversaries of the date of grant at the end of which period they will lapse. In certain circumstances early exercise of options is permitted where the option holder leaves employment with the Group in circumstances of death, injury, disability, ill-health, on retirement at least 24 months after the date of grant of an option, on the sale of the business for which the option holder works, on an option holder's employing company ceasing to be a member of the Group or (if the Remuneration Committee so decides) for some other reason. Options may also be exercised on an amalgamation, takeover or winding-up of the Company (or, in certain circumstances, may be exchanged for options over shares in an acquiring company).

In the event of a variation of its share capital or the implementation by the Company of a demerger the number of shares subject to options and the price payable on their exercise may be adjusted.

The provisions governing eligibility requirements, equity dilution, share utilisation and individual participation limits and the adjustments that may be made following a variation of capital cannot be altered to the advantage of option holders without the prior approval of shareholders in general meeting (except for minor amendments). In addition no alteration may be made that would materially affect any subsisting rights of any participants without their prior consent. The Board may adopt Appendices setting out requirements in relation to particular countries if that is necessary to take account of local tax, exchange control or securities laws in the relevant countries. An Appendix to the Plan, which will be capable of approval by the Inland Revenue under Schedule 9 of the Income and Corporation Taxes Act 1988, will permit the grant of options up to the Inland Revenue £30,000 limit. The rules of the Plan, as described above, will apply to options granted under this Appendix subject to a number of additional restrictions. An appendix to the Plan will permit the grant to US residents of options qualifying as Incentive Stock Options under US tax legislation and Non-Qualified Stock Options. The number of shares issued or transferred pursuant to the exercise of incentive stock options is limited to 15 million shares.

The Plan will terminate on the tenth anniversary of its approval by shareholders or such earlier date as the Remuneration Committee may determine but the rights of existing option holders will not thereby be affected.

By Order of the Board

Ronald M Morley
Company Secretary
11 December 2001

Compass Group PLC was incorporated on 29 September 2000 and listed on the London Stock Exchange on 2 February 2001. The Board confirms that following its listing, the Company has complied fully with all the provisions of Section 1 of the Combined Code, with the exception of directors' service agreements explained on page 37 of the Remuneration Committee's Report. This statement describes how the principles of corporate governance set out in the Combined Code have been applied within the Company.

The Board

The Board comprises four executive and three independent non-executive directors. The roles of Chairman and Chief Executive are separate and clearly defined. Non-executive directors are a source of strong independent advice and judgement and bring considerable knowledge and experience to the Board's deliberations. Brief biographical details of the directors are given on pages 22 and 23 and all directors will offer themselves for re-election at least every three years.

The Board meets regularly throughout the year to review performance against pre agreed budgets and it has a formal schedule of matters reserved for its decision, covering overall strategy, acquisition and divestment policy, treasury policy, authorising major expenditure and planning for the succession of senior executives. To enable the Board to perform its duties all directors have full access to all relevant information and to the services of the Company Secretary. There is an agreed procedure whereby directors wishing to take independent advice in the furtherance of their duties may do so at the Company's expense.

The Board has established certain committees to which it has delegated specific responsibilities as described below.

Executive Committee

The Executive Committee comprises the executive directors and key senior managers, brief details of whom are given on pages 22 and 23. The Committee normally meets monthly and is responsible for implementing Group policy, day to day management, monitoring business performance and reporting on these areas to the Board.

Remuneration Committee

The Remuneration Committee comprises all the non-executive directors, is chaired by Peter E B Cawdron and meets as required during the year. The terms of reference for the Committee are detailed in the Remuneration Committee's Report set out on pages 33 to 37.

Nomination Committee

The Nomination Committee is chaired by Francis H Mackay and comprises in addition all the non-executive directors. The Committee meets as necessary and is authorised to make recommendations to the Board on new appointments of executive and non-executive directors. Appropriate training is available to all directors on appointment and on an ongoing basis if required.

Audit Committee

The Audit Committee also comprises all the non-executive directors, is chaired by Peter E B Cawdron and meets at least twice a year. The Committee reviews the Company's interim and annual financial statements before submission to the Board for approval. The Committee also reviews the effectiveness of internal controls and the level of fees, independence and objectivity of the external auditors.

Relations with shareholders

The Board attaches high importance to maintaining good relationships with shareholders. The main focus of dialogue is with the Company's institutional shareholders to which regular presentations are made within the limits imposed by the Listing Rules. In addition other forms of communication include the interim and preliminary results presentations and the Annual General Meeting which the Board considers to be a primary opportunity to communicate directly with the Company's many private shareholders. All members of the Board will normally attend the Annual General Meeting. Shareholders will be invited to ask questions at the meeting itself and will be given the opportunity to meet the directors informally beforehand. Notice of the Annual General Meeting together with any related documents will be mailed to shareholders at least 20 working days before the meeting and separate resolutions will be proposed on each substantially different issue. The level of proxy votes cast and the balance for and against each resolution will be announced to the meeting following voting by a show of hands.

Internal control

The Company, as required by the UK Financial Services Authority, has complied with the Combined Code provisions set out in Section 1 of the Code on internal control having established the procedures necessary to implement the guidance on internal control issued by the Turnbull Committee and by reporting in accordance with that guidance.

In applying the principle that the Board should maintain a sound system of control to safeguard shareholders' investment and the Company's assets, the Board recognises that it has overall responsibility for ensuring that the Group maintains a system of internal control to provide reasonable assurance regarding effective and efficient operations, internal control and compliance with laws and regulations. It recognises that such a system can provide only reasonable and not absolute assurance against material misstatement or loss.

Formal risk management procedures have been in place since the Company's listing on 2 February 2001 and those procedures involve ongoing analysis, evaluation and management of the key risks to the Group. The Group's system of internal control, including the mechanism by which the directors routinely review the effectiveness of the system of internal control and risk management, includes the following:

- Regular meetings of the Board, Executive and Audit Committees the responsibilities of which are set out above;
- Quarterly reviews by the Executive Board of detailed risk management reports prepared by the operating divisions. Such reports cover key risks and include updates of agreed actions arising from previously reviewed quarterly reports. The Executive Board presents its own detailed risk management report to the Group Board twice a year;
- A process beginning in January each year with the Group Board and the Executive Board meeting to approve short term and medium term strategies followed by regular reviews throughout the year;
- Approval and regular reviews of annual budgets;
- Monthly reviews by the Executive Board of key financial and non-financial business performance indicators of the Group's operating divisions;
- Strict internal financial controls covering capital expenditure – together with post-investment performance reviews – and treasury operations;
- Clearly defined organisation structures and appropriate delegated authorities for executives throughout the Group; and
- Group-wide policies, standards and procedures relating to key business activities.

In addition the directors confirm that they have conducted a specific annual review of the effectiveness of the Group's system of internal control and risk management in operation during the period up to the date of this annual report.

Remuneration Committee's Report

This report has been prepared by the Remuneration Committee on behalf of the Board for submission to shareholders. In so doing, the provisions of schedule B to the Combined Code annexed to the Listing Rules of the UK Listing Authority have been followed.

Remuneration Committee members
The Remuneration Committee is comprised entirely of the non-executive directors and meets as required during the year and at least twice a year. The members of the Remuneration Committee are:
Peter E B Cawdron, Chairman
Denis P Cassidy
Valerie F Gooding

Remuneration Committee responsibilities
The Remuneration Committee provides advice and recommendations to the Board regarding the Company's framework for executive remuneration and its duties include:
- monitoring the remuneration policies applied in the Group having regard to relevant market comparisons and practice;
- considering and determining the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of executive directors of the Company. Its approach is consistent with the Group's overall philosophy that all staff should be competitively rewarded;
- considering and where appropriate ratifying the remuneration arrangements (including bonuses, pension rights, service contracts and compensation payments) of senior executives of the Group;
- ensuring that the remuneration policy and the Group's practices for executive directors facilitate the employment and motivation of top quality personnel and adequately reward individual contributions made to the Group while at the same time remaining appropriate in terms of the Group's performance;
- seeking advice from independent remuneration consultants for the purpose of establishing the Group's market position or exploring particular aspects of remuneration; and
- monitoring the Group's employee share schemes in relation to legislative and market developments and determining within the overall remuneration policy the level of options or awards under such schemes.

Policy
The Company has given full consideration to the principles of and has complied with the provisions of the Combined Code on directors' remuneration.

A strategic aim is to align as closely as possible the interests of employees and shareholders. This is achieved by attracting, training, developing and retaining talented staff at all levels throughout the Group underpinned by the provision of highly competitive salaries and benefits to all employees.

Individual salary, bonus and benefit levels for executive directors and other senior executives are reviewed annually by the Remuneration Committee and are determined by reference to a range of criteria including:
- personal performance;
- level of responsibility;
- the performance of the Group relative to its competitors; and
- the practice of other listed companies, in particular those operating in service sectors.

Remuneration packages
The remuneration package for executive directors comprises short term and longer term benefits, post retirement benefits and share options. The Remuneration Committee has taken external advice from Hay Management Consultants to help ensure the appropriateness of these benefits. This advice is taken not only at the inception of the benefits but is updated on a regular basis.

Short term benefits comprise annual salary, provision of a company car, life assurance, medical expenses insurance and an Annual Performance-Related Bonus.

The level of bonus under the Annual Performance-Related Bonus (which is a part of the Long Term Incentive Plan described below) for the year ended 30 September 2001 was determined by the Remuneration Committee on the basis of criteria established to encourage performance in a manner that the Remuneration Committee considered would contribute most to increasing shareholder value.

Performance targets are set at the beginning of a financial year for the following separate criteria:
- earnings per share;
- a balanced scorecard of items including customer and client satisfaction, market leadership, preferred employer status, operational excellence and financial performance;
- divisional profit before interest (relating to divisional directors only); and
- divisional cash flows.

This annual bonus may be paid in cash or shares.

Long Term Incentive Plan ("LTIP")
Eligible employees including executive directors are able to participate in the LTIP.

The objectives of the LTIP are to:
- align the interests of executives with those of shareholders by making a significant part of the remuneration dependent on the success of management in delivering superior returns to shareholders; and
- ensure that the total remuneration package is sufficiently competitive in the relevant markets to attract and retain high-calibre executives.

Key features of the LTIP are:
- a maximum annual award of 75% of annual base salary for all executive directors payable in shares; and
- conditional awards made to participants and expressed in terms of a number of shares in the Group. The release of shares to participants will depend upon the achievement of the performance measures set out overleaf.

Performance measures are:

- total shareholder return (TSR) relative to the FTSE 100 companies at the beginning of the relevant three-year performance period. TSR is the aggregate of share price growth and dividends paid (assuming reinvestment of those dividends in Compass Group shares during the three-year period);
- 100% of the award will vest if TSR performance is in the top quartile and 40% of the award will vest if performance is at the median. Where performance is between the 50th and 25th percentiles awards will vest on a straight line basis between the 40% and 100% applicable to median and top quartile performances. No awards will vest if the Company's performance is below the median; and
- awards will not vest unless earnings per share increase over the three-year period by more than the Retail Price Index (RPI).

Share Option Plan ("Option Plan")

Details of share options held by executive directors are set out on page 37 of this report. Options may normally be exercised between the third and tenth anniversaries of the date of grant after which they will lapse. The exercise of options under the Option Plan for employees beneath executive board level is subject to a performance condition that annualised earnings per share must exceed the growth in the RPI (average real EPS growth) by an average of at least 3% per annum in a three-year period between the dates of grant and exercise. Options granted to executive directors have a more stringent performance condition attached and will not normally be exercisable in full unless average real EPS growth over the same period exceeds 12% per annum. This performance condition is amongst the most demanding set by any FTSE 100 company. These options will be exercisable on a sliding scale where average real EPS growth is between 6% per annum (at which point one-third of the shares under option will become exercisable) and 12% per annum. Where real EPS growth is less than 6% per annum no options will be exercisable.

Savings-Related Share Option Schemes

The Company operates within the UK an SAYE scheme which is open to all UK employees and is linked to a monthly savings contract over three and five year periods. Options have been granted to scheme participants at 80% of the prevailing market price. Similar arrangements have been introduced in various overseas countries including the USA, Canada, Australia, New Zealand, Belgium, Denmark, Germany, Luxembourg, the Netherlands, Norway, Portugal, Eire, Spain, Sweden and Switzerland.

A consequence of the merger/demerger with Granada was that participants in the UK SAYE scheme operated by Former Compass were given a period of six months from 27 July 2000 in which to exercise their share options. Any options not exercised by 27 January 2001 automatically lapsed. The Company, in recognition of any losses suffered by those participants – because of early exercise of SAYE scheme options – intends to make to them in January 2002 a bonus payment at the rate of 1.835 new shares for every 10 shares exercised. Further details are set out in note 20 to the accounts.

Management Share Option Plan

Shareholders are being asked to approve at the forthcoming annual general meeting the introduction of the Management Share Option Plan. This is a new plan designed to benefit employees throughout the Group at levels below that of executives currently eligible to participate in the Company's executive share option plan, described above. The potential eligible population is 30,000 employees and it is intended to restrict annual option grants to the top performing 20% of such eligible employees. It is anticipated that the average grant of options to each participant, the first of which will be made in October 2002, will not exceed 1,000 shares. Further details of this plan are set out in the Directors' Report on page 31.

Retirement Benefits

Benefits arising under the Compass Group Final Salary Pension Plan will be provided to the maximum permitted under Inland Revenue regulations. Any benefits promised in excess will be paid directly by the Company to the member on retirement.

With the exception of Michael J Bailey and Alain F Dupuis, the executive directors participate in the Compass Group Final Salary Pension Plan.

The Company has given Michael J Bailey an unfunded pension promise in the US to provide for a level of benefit broadly similar to that applying to UK executive directors. For retirement at the age of 55 the pension payable would be equal to the accrued pension entitlement which as at 30 September 2001 amounted to $315,000 per annum.

Alain F Dupuis participates in a defined contribution pension scheme to provide for a level of benefit broadly similar to that applying to UK executive directors. Employer contributions for the year ended 30 September 2001 amounted to £343,413.

Non-executive directors are not members of any Company pension arrangement.

The UK Pension Plan provides benefits to executive directors as follows:

Normal retirement age	60
Accrual rate	1/30th per annum (earlier periods of membership provide for accrual at lower rates)
Pensionable pay	Annual basic rate of pay
Spouse's pension	50% of prospective pension
Child allowance	12.5% of prospective pension per child
Early retirement	With Company consent from age 55 without actuarial reduction
Pension increase after retirement	5% or RPI if lower, with a guaranteed minimum of 3% per annum
Contribution basis	Non-contributory
Life assurance	4x pensionable pay

No element of remuneration other than annual basic pay is pensionable.

Directors' Pension Benefit Name of Director	Age at 30 Sep 2001	Years of service at 30 Sep 2001	Increase in accrued pension during year £000	Accumulated total accrued pension at 30 Sep 2001 £000
Francis H Mackay	56	15	123	365
Andrew P Lynch	44	12	57	158

(i) The pension entitlement set out above is that which would be paid on retirement based on service to the end of the year.
(ii) The benefits set out above do not reflect those secured by any additional voluntary contributions paid by the directors.
(iii) The inflation rate used in the calculations is 3%.

Directors' Remuneration
The aggregate remuneration of the individual directors of Compass Group PLC for the year ended 30 September 2001 was as follows:

Name of Director	Salary £000	Benefits £000	Annual Performance-Related Bonus £000	2001 £000	2000 £000
Executive					
Francis H Mackay	770	49	385	**1,204**	864
Michael J Bailey*	826	161	350	**1,337**	1,042
Alain F Dupuis	350	42	175	**567**	995
Andrew P Lynch	400	29	200	**629**	745
Non-Executive					
Denis P Cassidy	33	–	–	**33**	31
Peter E B Cawdron	70	–	–	**70**	66
Valerie F Gooding	33	–	–	**33**	23
John Du Monceau (resigned 12 June 2000)	–	–	–	**–**	20
John M Thomson (resigned 23 February 2000)	–	–	–	**–**	26
Total	2,482	281	1,110	**3,873**	3,812

For statutory reporting purposes, the directors' remuneration of the Company is represented by amounts receivable in respect of the period from 2 February 2001, when Compass Group PLC became the ultimate parent company of the Group, to 30 September 2001. The directors' remuneration for this period in respect of salaries and other time related benefits can be derived by time apportioning the annual remuneration figures disclosed above.

David M Gratton and Ronald M Morley were appointed directors on 29 September 2000 and resigned as directors on 6 December 2000. Neither of them received any remuneration from the Company for their services as directors.

The maximum number of shares to be allocated to the directors under the LTIP and Annual Performance-Related Bonus schemes, all for nil consideration are as follows:

	As at 30 Sep 2000	As at 30 Sep 2001	Vesting dates Jul 2000**	 Dec 2003
Francis H Mackay	1,065,230	1,065,230	858,020	207,210
Michael J Bailey	770,334	770,334	581,959	188,375
Alain F Dupuis	353,755	353,755	283,115	70,640
Andrew P Lynch	351,963	351,963	271,231	80,732

* Highest paid director.
**These shares became available for draw down by the directors on 27 July 2000 as a result of the merger.
None of these shares have yet been drawn down.

Commitment Plan

At the date of the merger in July 2000 employees could elect whether to exercise their rights over various share incentive schemes or whether to roll such rights over into new schemes. In order to retain our key executives the Board encouraged executives to re-invest in the new company. The Commitment Plan entitled executives to an award of shares worth 40% of their qualifying investment. Approximately 450 of our senior executives worldwide invested £62 million in Compass shares and had to retain that investment for 18 months through to the date of maturity of the Plan on 27 January 2002. Although the Plan is a once only scheme the Remuneration Committee believes that the Plan has been instrumental in retaining and motivating our key executives through the period of the merger/demerger and integration. As at 30 September 2001, the maximum number of shares in the Company that would be granted to directors under the terms of the Commitment Plan, all for nil consideration, is as follows:

	Ordinary shares
Francis H Mackay	751,941
Michael J Bailey	856,556
Alain F Dupuis	370,096
Andrew P Lynch	381,271

Directors' interests in the shares of Compass Group PLC

The interests, as defined by the Companies Act 1985, of the directors, their spouses and minor children in the ordinary shares of 10 pence each of the Company including shares available under the terms of the LTIP set out in the table above (adjusted for the effects of the merger/demerger) were as follows:

	Shares beneficially owned 30 Sep 2000	Shares beneficially owned 30 Sep 2001	Shares currently available to be called	Total shares 30 Sep 2001
Francis H Mackay	1,323,844	1,332,575	858,020	**2,190,595**
Michael J Bailey	5,600	451,150	581,959	**1,033,109**
Denis P Cassidy	16,168	26,168	–	**26,168**
Peter E B Cawdron	11,600	11,600	–	**11,600**
Alain F Dupuis	233,008	233,008	283,115	**516,123**
Valerie F Gooding	–	2,619	–	**2,619**
Andrew P Lynch	23,568	28,626	271,231	**299,857**

There were no changes in the interests of the directors, their spouses and minor children between 30 September 2001 and 11 December 2001.

At 30 September 2001 Francis H Mackay, Michael J Bailey, Alain F Dupuis and Andrew P Lynch had a technical non-beneficial interest in the following:

1. 82,951 Compass Group shares and 216,426 Granada plc shares held by the Group's Employee Share Trust (2000: 316,851 shares in Granada Compass plc); and
2. in respect of the Executive Share Option Plan which is entitled to acquire 4,880,000 shares in the Company and an equal number of shares in Granada plc at an aggregate price of 264 pence per share under a call arrangement entered into with Deutsche Bank on 23 September 1998 novated from an original arrangement with NatWest Securities dated 17 May 1996, 5,000,000 shares in the Company and an equal number of shares in Granada plc at an aggregate price of 328.75 pence per share under a call arrangement entered into with Société Générale on 16 May 1997 and 6,100,000 shares in the Company and an equal number of shares in Granada plc at an aggregate price of 639.8 pence per share under a call arrangement entered into with Société Générale on 19 June 1998.

The mid-market prices of the Company's ordinary shares on 2 February 2001 (the first day of dealings in such shares) and 28 September 2001 were 544 pence and 474.5 pence respectively. During the period the market price of the Company's ordinary shares ranged between 398.5 pence (24 September 2001) and 571 pence (20 August 2001).

The Chairman was awarded on 30 September 2001 a bonus of 300,000 shares which was based on performance-related criteria that will vest on 30 September 2004. In the case of the Chief Executive a share award with a value of up to 50% of his salary can be awarded.

An analysis of options over ordinary shares in Compass Group PLC held by directors as at 30 September 2001 is on the following page.

Exercise period	30 Sep 2000	Granted during the year	Exercised during the year	Lapsed during the year	30 Sep 2001	Exercise price (pence)	Market price at exercise
Francis H Mackay							
see note below*	5,454	–	4,873	581	–	143.00	513.37
see note below*	4,480	–	3,674	806	–	231.00	513.37
12 Jul 1998 – 11 Jul 2002	367,000	–	–	–	**367,000**	105.70	
16 May 1999 – 15 May 2003	367,000	–	–	–	**367,000**	143.90	
29 Sep 2002 – 28 Sep 2009	596,375	–	–	–	**596,375**	316.10	
13 Sep 2003 – 12 Sep 2010	1,101,000	–	–	–	**1,101,000**	371.60	
01 Sep 2006 – 28 Feb 2007	–	3,870	–	–	**3,870**	436.00	
	2,441,309	3,870	8,547	1,387	**2,435,245**		
Michael J Bailey							
28 Apr 1997 – 27 Apr 2004	162,019	–	–	–	**162,019**	79.50	
12 Jul 1998 – 11 Jul 2002	220,200	–	–	–	**220,200**	105.70	
16 May 1999 – 15 May 2003	220,200	–	–	–	**220,200**	143.90	
29 Sep 2002 – 28 Sep 2009	734,000	–	–	–	**734,000**	316.10	
13 Sep 2003 – 12 Sep 2010	1,101,000	–	–	–	**1,101,000**	371.60	
19 Sep 2004 – 18 Sep 2011	–	1,000,000	–	–	**1,000,000**	430.00	
	2,437,419	1,000,000	–	–	**3,437,419**		
Alain F Dupuis							
29 Sep 2002 – 28 Sep 2009	275,250	–	–	–	**275,250**	316.10	
13 Sep 2003 – 12 Sep 2010	458,750	–	–	–	**458,750**	371.60	
19 Sep 2004 – 18 Sep 2011	–	250,000	–	–	**250,000**	430.00	
	734,000	250,000	–	–	**984,000**		
Andrew P Lynch							
see note below*	619	–	159	460	–	545.00	513.37
see note below*	5,974	–	4,899	1,075	–	231.00	513.37
16 May 1999 – 15 May 2003	128,450	–	–	–	**128,450**	143.90	
22 Jan 2000 – 21 Jan 2004	183,500	–	–	–	**183,500**	180.90	
16 May 2000 – 15 May 2004	146,800	–	–	–	**146,800**	179.20	
29 Sep 2002 – 28 Sep 2009	284,425	–	–	–	**284,425**	316.10	
13 Sep 2003 – 12 Sep 2010	550,500	–	–	–	**550,500**	371.60	
19 Sep 2004 – 18 Sep 2011	–	350,000	–	–	**350,000**	430.00	
01 Sep 2004 – 28 Feb 2005	–	2,221	–	–	**2,221**	436.00	
	1,300,268	352,221	5,058	1,535	**1,645,896**		

* As a result of the merger/demerger options granted under the Company's Savings-Related Share Option Scheme became exercisable between 27 July 2000 and 27 January 2001. Because the savings contracts were not continued to full maturity a small number of shares under option lapsed as set out in the table above. The share price on 22 January 2001 the date of exercise was based on a formula market value and represents a gain of £28,422 and 8,547 shares (gain of £17,917) in Granada plc in respect of Francis H Mackay and a gain of £13,783 and 5,058 shares (gain of £10,603) in Granada plc in respect of Andrew P Lynch.

Directors' service agreements
Each of the executive directors has a service agreement. The service agreement of Francis H Mackay provides for a rolling 12 months' notice period. The service agreement of Michael J Bailey provides for a fixed notice period of two years renewable annually. In respect of Andrew P Lynch and Alain F Dupuis, their service agreements provide for rolling two year notice periods. The Remuneration Committee has considered the recommendations of the Combined Code in relation to one year service agreements and has concluded that at the present time service agreements with notice periods in excess of one year are appropriate to the nature of the Company's business. The Remuneration Committee will keep this policy under review.

In the event of the termination of employment of any director by the Company, legally appropriate mitigation factors would be taken into account in any compensation that may be payable. Non-executive directors do not have service agreements with the Company.

External non-executive directorships
External appointments provide directors with valuable experience beneficial to the Company. Such appointments are subject to the approval of the Board and the directors are normally restricted to one appointment each for which they may retain any fees.

Peter E B Cawdron
Chairman
11 December 2001

Directors' Responsibilities

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Company and the Group for that year.
In preparing these financial statements, the directors are required to:

(i) select suitable accounting policies and then apply them consistently;

(ii) make judgements and estimates that are reasonable and prudent;

(iii) state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

(iv) prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The directors are responsible for maintaining proper accounting records and sufficient internal controls for safeguarding the assets of the Group and for the prevention and detection of fraud and other irregularities.

The directors of the Company, having prepared the financial statements, have requested the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit report.

Auditors' Report

Independent auditors' report to the members of Compass Group PLC

We have audited the financial statements of Compass Group PLC for the year ended 30 September 2001 which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses the reconciliation of movements in shareholders funds and the related notes 1 to 30. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable UK law and accounting standards. Our responsibility is to audit the financial statements in accordance with relevant UK legal and regulatory requirements, auditing standards, and the Listing Rules of the Financial Services Authority.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law or the Listing Rules regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the seven provisions of the Combined Code specified for our review by the Listing Rules and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion

We conducted our audit in accordance with UK auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 30 September 2001 and of the profit of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Hill House
1 Little New Street
London EC4A 3TR
11 December 2001

Consolidated Profit and Loss Account

for the year ended 30 September 2001

Compass Group PLC	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2001 £m	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total 2000 £m
Turnover							
Continuing operations		**8,088**	**–**	**8,088**	5,770	–	5,770
Acquisitions		**628**	**–**	**628**	–	–	–
Total turnover	2	**8,716**	**–**	**8,716**	5,770	–	5,770
Operating costs	3,4	**(8,047)**	**(327)**	**(8,374)**	(5,425)	(44)	(5,469)
Operating profit							
Continuing operations		**640**	**(299)**	**341**	345	(44)	301
Acquisitions		**29**	**(28)**	**1**	–	–	–
		669	**(327)**	**342**	345	(44)	301
Share of profits of associated undertakings							
Continuing operations	2	**7**	**(2)**	**5**	11	(3)	8
Total operating profit: Group and share of associated undertakings	2	**676**	**(329)**	**347**	356	(47)	309
Reversal of discounting of net proceeds from disposal of businesses to net present value	15	**127**	**–**	**127**	32	–	32
Other interest receivable and similar income		**17**	**–**	**17**	17	–	17
Total interest receivable and similar income		**144**	**–**	**144**	49	–	49
Interest payable and similar charges	6	**(237)**	**–**	**(237)**	(127)	–	(127)
Net interest		**(93)**	**–**	**(93)**	(78)	–	(78)
Profit on ordinary activities before taxation		**583**	**(329)**	**254**	278	(47)	231
Tax on profit on ordinary activities	7	**(121)**	**29**	**(92)**	(61)	3	(58)
Profit on ordinary activities after taxation		**462**	**(300)**	**162**	217	(44)	173
Equity minority interests		**(16)**	**–**	**(16)**	(4)	–	(4)
Profit for the financial year		**446**	**(300)**	**146**	213	(44)	169
Equity dividends	8	**(126)**	**–**	**(126)**	(137)	–	(137)
Profit for the year retained	21	**320**	**(300)**	**20**	76	(44)	32
Basic earnings per ordinary share	9			**6.6p**			11.0p
Basic earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**20.0p**			13.8p		
Diluted earnings per ordinary share	9			**6.5p**			10.9p
Diluted earnings per ordinary share – excluding goodwill amortisation and exceptional items	9	**19.8p**			13.7p		

Consolidated Statement of Total Recognised Gains and Losses
for the year ended 30 September 2001

Compass Group PLC	2001 £m	2000 £m
Profit for the financial year	**146**	169
Currency translation differences on foreign currency net investments	**(81)**	34
Total gains and losses recognised in the year	**65**	203

Reconciliation of Movements in Consolidated Shareholders' Funds
for the year ended 30 September 2001

Compass Group PLC	2001 £m	2000 £m
Profit for the financial year	**146**	169
Dividends	**(126)**	(137)
	20	32
Currency translation differences on foreign currency net investments	**(81)**	34
Issue of shares	**24**	3,534
Shares to be issued	**28**	4
Goodwill transferred on disposal of businesses	**–**	11
Net (reduction in)/addition to shareholders' funds	**(9)**	3,615
Opening shareholders' funds	**2,798**	(817)
Closing shareholders' funds	**2,789**	2,798

Consolidated Balance Sheet
as at 30 September 2001

Compass Group PLC	Notes	2001 £m	2000 £m
Fixed assets			
Intangible assets	10	**4,254**	3,113
Tangible assets	11	**2,081**	1,756
Investments	12	**27**	160
		6,362	5,029
Current assets			
Stocks	13	**181**	130
Debtors: amounts falling due within one year	14	**1,178**	968
amounts falling due after more than one year	14	**238**	198
Businesses held for resale	15	**75**	2,754
Investments		**12**	–
Cash at bank and in hand		**692**	583
		2,376	4,633
Creditors: amounts falling due within one year	16	**(2,838)**	(3,421)
Net current (liabilities)/assets		**(462)**	1,212
Total assets less current liabilities		**5,900**	6,241
Creditors: amounts falling due after more than one year	17	**(2,699)**	(3,053)
Provisions for liabilities and charges	19	**(377)**	(362)
Equity minority interests		**(35)**	(28)
Net assets	2	**2,789**	2,798
Capital and reserves			
Called up share capital	20	**222**	221
Shares to be issued	20	**32**	4
Share premium account	21	**11**	–
Merger reserve	21	**4,170**	4,158
Profit and loss account	21	**(1,646)**	(1,585)
Total equity shareholders' funds		**2,789**	2,798

Signed on behalf of the Board of Directors

Michael J Bailey, Director

Andrew P Lynch, Director

Company Balance Sheet
as at 30 September 2001

Compass Group PLC	Notes	2001 £m
Fixed assets		
Investments	12	**1,109**
		1,109
Current assets		
Debtors: amounts falling due within one year	14	**1,934**
Cash at bank and in hand		**360**
		2,294
Creditors: amounts falling due within one year	16	**(577)**
Net current assets		**1,717**
Total assets less current liabilities		**2,826**
Creditors: amounts falling due after more than one year	17	**(2,009)**
Net assets		**817**
Capital and reserves		
Called up share capital	20	**222**
Shares to be issued	20	**32**
Share premium account	21	**11**
Profit and loss account	21	**552**
Total equity shareholders' funds		**817**

Signed on behalf of the Board of Directors

Michael J Bailey, Director

Andrew P Lynch, Director

Consolidated Cash Flow Statement

for the year ended 30 September 2001

Compass Group PLC	£m	2001 £m	£m	2000 £m
Net cash inflow from operating activities before exceptional items (note I)		**748**		353
Exceptional reorganisation costs		**(44)**		(4)
Net cash inflow after exceptional items		**704**		349
Dividends from associated undertakings		**2**		1
Returns on investments and servicing of finance				
Interest received	**16**		23	
Interest paid	**(258)**		(112)	
Interest element of finance lease rental payments	**(3)**		(3)	
Dividends paid to minority interests	**(5)**		(1)	
Net cash outflow from returns on investments and servicing of finance		**(250)**		(93)
Taxation				
Tax received	**19**		10	
Tax paid	**(118)**		(36)	
Net tax paid		**(99)**		(26)
Free cash flow		**357**		231
Capital expenditure and financial investment				
Purchase of tangible fixed assets	**(355)**		(185)	
Sale of tangible fixed assets	**30**		10	
Sale/(purchase) of own shares, net	**1**		(6)	
Total capital expenditure and financial investment		**(324)**		(181)
Acquisitions and disposals (note IV)				
Purchase of subsidiary companies and investments in associated undertakings	**(1,337)**		(98)	
Net proceeds from hotel disposal	**2,806**		–	
Sale of subsidiary companies	**25**		(3)	
Total acquisitions and disposals		**1,494**		(101)
Equity dividends paid		**(121)**		(45)
Net cash inflow/(outflow) from investing activities		**1,049**		(327)
Net cash inflow/(outflow) before financing		**1,406**		(96)
Financing				
Issue of ordinary share capital	**24**		6	
Debt due within one year:				
Decrease in bank loans and loan notes	**(430)**		(209)	
Debt due after one year:				
(Decrease)/increase in bank loans and loan notes	**(440)**		301	
Capital element of finance lease rentals	**(15)**		(9)	
Net cash (outflow)/inflow from financing		**(861)**		89
Increase/(decrease) in cash in the year		**545**		(7)

Reconciliation of net cash flow to movement in net debt (note II)		
Increase/(decrease) in cash in the year	**545**	(7)
Cash outflow/(inflow) from change in debt and lease finance	**885**	(83)
Change in net debt resulting from cash flows	**1,430**	(90)
Changes in finance leases, loans acquired with subsidiaries and other non-cash changes	**(73)**	(2,543)
Effect of foreign exchange rate changes	**(51)**	3
Movement in net debt in the year	**1,306**	(2,630)
Opening net debt	**(3,696)**	(1,066)
Closing net debt	**(2,390)**	(3,696)

Notes to the Consolidated Cash Flow Statement

		2001 £m	2000 £m
I	**Reconciliation of operating profit to net cash inflow from operating activities:**		
	Operating profit before goodwill amortisation and exceptional items	**676**	356
	Depreciation	**170**	105
	EBITDA	**846**	461
	Profit on disposal of fixed assets and businesses	**(7)**	(9)
	Share of profits of associated undertakings	**(7)**	(11)
	Decrease in provisions for liabilities and charges	**(33)**	(17)
	Increase in stocks	**(8)**	(9)
	Increase in debtors	**(153)**	(143)
	Increase in creditors	**110**	81
	Net cash inflow from operating activities before exceptional items	**748**	353

		1 Oct 2000 £m	Cash flow £m	Exchange movements £m	Acquisitions (excluding cash and overdrafts) £m	Other non-cash changes £m	30 Sep 2001 £m
II	**Analysis of net debt:**						
	Cash at bank and in hand	**583**	**114**	**(5)**	**–**	**–**	**692**
	Overdrafts	**(480)**	**431**	**2**	**–**	**–**	**(47)**
		103	**545**	**(3)**	**–**	**–**	**645**
	Debt due within one year	**(800)**	**430**	**–**	**–**	**(67)**	**(437)**
	Debt due after one year	**(2,957)**	**440**	**(49)**	**(48)**	**67**	**(2,547)**
	Finance leases	**(42)**	**15**	**1**	**(5)**	**(20)**	**(51)**
		(3,799)	**885**	**(48)**	**(53)**	**(20)**	**(3,035)**
	Total	**(3,696)**	**1,430**	**(51)**	**(53)**	**(20)**	**(2,390)**

Notes to the Consolidated Cash Flow Statement

continued

		2001 £m Purchases	2001 £m Disposals	2000 £m Purchases	2000 £m Disposals
III	**Purchase and disposal of subsidiary companies and investments in associated undertakings:**				
	Net assets acquired/(disposed of):				
	Tangible fixed assets	**197**	**–**	1,227	(1)
	Investment in associated undertakings	**8**	**–**	66	–
	Businesses held for resale	**–**	**–**	2,722	–
	Stocks	**45**	**–**	21	(4)
	Debtors	**180**	**–**	182	(15)
	Investments	**12**	**–**	–	–
	Cash	**22**	**–**	445	(3)
	Bank overdrafts	**(22)**	**–**	(300)	–
	Loans	**(48)**	**–**	(2,748)	–
	Leases	**(5)**	**–**	(1)	–
	Creditors	**(314)**	**–**	(664)	19
	Provisions	**(42)**	**–**	(291)	–
	Tax	**(9)**	**–**	(109)	1
	Minority interests	**2**	**–**	(14)	–
	Share of net assets already owned	**(39)**	**–**	–	–
		(13)	**–**	536	(3)
	Profit on disposal and costs and liabilities retained	**–**	**–**	–	(11)
	Goodwill acquired/(disposed of)	**1,281**	**–**	3,026	(11)
		1,268	**–**	3,562	(25)
	Satisfied by:				
	Cash payable	**1,248**	**–**	175	–
	Shares	**–**	**–**	3,298	–
	Deferred consideration payable	**20**	**–**	89	–
	Deferred consideration receivable	**–**	**–**	–	(25)
		1,268	**–**	3,562	(25)
IV	**Analysis of net outflow of cash in respect of the purchase and disposal of subsidiary companies and investments in associated undertakings:**				
	Cash consideration paid	**1,248**	**–**	175	–
	Cash (acquired)/disposed of	**(22)**	**–**	(445)	3
	Overdrafts acquired	**22**	**–**	300	–
		1,248	**–**	30	3
	Deferred consideration and costs relating to previous acquisitions/(disposals)	**89**	**(25)**	68	–
		1,337	**(25)**	98	3

Notes to the Financial Statements

1 Accounting policies

Basis of preparation
The financial statements have been prepared in accordance with UK law and applicable accounting standards.

Compass Group PLC was incorporated on 29 September 2000. On 2 February 2001, Granada Compass plc transferred its hospitality business to Compass Group PLC in exchange for the issue of shares by that company to the Granada Compass plc shareholders. This hospitality business was created on 27 July 2000 when the former Compass Group PLC ("Former Compass") merged with Granada Group PLC. On that date, the management of Former Compass took effective control of Granada's foodservice activities ("Granada Restaurants") and its hotels activities ("Forte Hotels"). On 16 October 2000 the intention to dispose of Forte Hotels was announced.

Accordingly the financial information for Compass Group PLC has been prepared as follows:

- Former Compass has been combined with Compass Group PLC using the principles of merger accounting;
- Granada Restaurants has been consolidated with effect from 27 July 2000, using the principles of acquisition accounting; and
- Forte Hotels has been included as a current asset investment at the net present value of the anticipated net proceeds from its disposal.

As Compass Group PLC was incorporated on 29 September 2000, the Company balance sheet is presented at 30 September 2001 only and therefore no comparatives are presented. The statutory profit and loss account for Compass Group PLC for the period ended 30 September 2001, the first statutory accounting reference period, is represented by the results for the year ended 30 September 2001 included in the consolidated profit and loss account on page 40 in accordance with Section 227 of the Companies Act 1985.

Specific accounting policies
The particular policies adopted are described below.

A Accounting convention and basis of consolidation
The financial statements are prepared under the historical cost convention. The consolidated financial statements incorporate the financial statements of the Company and all its subsidiaries and associated undertakings.

B Goodwill
Purchased goodwill arising on acquisitions made since 1 October 1998 is capitalised in local currency and amortised through the profit and loss account on a straight line basis over its estimated useful life up to a maximum of 20 years, in accordance with FRS 10.

Purchased goodwill arising on acquisitions prior to 1 October 1998, which was previously written off to a separate goodwill reserve, remains written off but has now been transferred to the profit and loss account reserve, in accordance with the transitional arrangements of FRS 10. This goodwill will be charged to the profit and loss account as appropriate on the subsequent disposal of the business to which it relates.

C Foreign currencies
The assets and liabilities of foreign subsidiary companies are translated into sterling at the rates of exchange ruling at the year end. The historical currency cost of foreign subsidiary companies and investments held by the Company are translated into sterling at the rates of exchange ruling at the year end. Gains and losses resulting from the realignment of opening foreign currency balances to the year end rates including external loans and intragroup long term loans are treated as movements on reserves.

The results of foreign subsidiary companies are translated into sterling at the average rates of exchange for the accounting year. Gains or losses resulting from the translation of these results from the average rates to the year end rates are treated as movements on reserves. All other exchange differences are dealt with through the profit and loss account.

D Stocks
Stocks are valued at the lower of cost and net realisable value.

E Turnover
Turnover represents the invoiced value, excluding value added tax and similar sales taxes, of goods and services supplied to third parties.

F Tangible fixed assets and depreciation
Fixed assets are carried at cost less depreciation, which is provided on their book values at rates calculated to write down each asset to its residual value over its estimated remaining useful life on a straight line basis, within the following ranges:

- Freehold buildings and long term leasehold property: 2% per annum – freehold land is not depreciated
- Short term leasehold property: the life of the lease
- Plant, machinery, fixtures and fittings: 8% to 33% per annum

G Investments
Except as stated below, investments held as fixed assets are stated at cost, less any provision for impairment in value, and investments held by the Company are stated at historical currency cost and translated into sterling in accordance with the policy set out in **C** above.

In the consolidated accounts, shares in associated undertakings are accounted for using the equity method. The consolidated profit and loss account includes the Group's share of the pre-tax profits and attributable taxation of the associated undertakings based on financial statements for the financial year. In the consolidated balance sheet, the investment in associated undertakings is shown at the Group's share of the net assets of the associated undertakings. Goodwill arising on the acquisition of an associate is capitalised as part of the carrying amount in the consolidated balance sheet and amortised over its estimated useful life. Prior to the implementation of FRS 9 and FRS 10, such goodwill was written off to reserves as a matter of accounting policy (see note **B** above).

1 **Accounting policies – continued**

H **Pension costs and other post-retirement benefits**
Defined retirement benefits for employees are funded by contributions from the Group companies and employees.

Pension costs and other post-retirement benefits, which are periodically calculated by professionally qualified actuaries, are charged against profits so that the expected costs of providing pensions are recognised during the period in which benefit is derived from the employees' services.

Any pension surplus or deficit identified at the date of the last actuarial valuation is being amortised over the average estimated remaining service lives of employees in accordance with SSAP 24.

I **Deferred tax**
Deferred tax is provided at the anticipated tax rates on timing differences arising from the inclusion of items of income and expenditure in tax computations in periods different from those in which they are included in the financial statements to the extent that it is probable that a liability or asset will crystallise in the future.

J **Leases**
Assets held under finance leases and hire purchase contracts are capitalised at their fair value on the inception of the leases and depreciated over their estimated useful lives. The finance charges are allocated over the period of the lease in proportion to the capital amount outstanding.

Rental costs under operating leases are charged to the profit and loss account in equal annual amounts over the period of the leases.

K **Financial instruments**
Financial assets and liabilities, including derivative financial instruments, denominated in foreign currencies are translated into sterling at year end exchange rates. Gains and losses on translation into sterling are dealt with in accordance with the policy set out in **C** above.

Interest rate swaps are not revalued to fair value or shown on the balance sheet at the year end. Income and expenses arising from interest rate swaps are matched against the interest costs arising on the loans for which they are providing a hedge.

Premiums, discounts and front-end fees on financial assets and liabilities are amortised through the profit and loss account over the life of the asset or liability.

2 Turnover, operating profit and net assets	Continuing operations £m	Acquisitions £m	2001 £m	2000 £m
Turnover				
Foodservice:				
Geographical analysis:				
– United Kingdom	**2,867**	**10**	**2,877**	1,200
– Continental Europe & rest of the world	**2,826**	**187**	**3,013**	2,758
– North America	**2,395**	**431**	**2,826**	1,812
	8,088	**628**	**8,716**	5,770
Operating profit				
Before goodwill amortisation and exceptional items				
Foodservice:				
– The Company and its subsidiary undertakings	**640**	**29**	**669**	345
– Associated undertakings	**7**	**–**	**7**	11
	647	**29**	**676**	356
Geographical analysis:				
– United Kingdom				
The Company and its subsidiary undertakings	**376**	**1**	**377**	120
Associated undertakings	**1**	**–**	**1**	–
– Continental Europe & rest of the world				
The Company and its subsidiary undertakings	**143**	**10**	**153**	136
Associated undertakings	**6**	**–**	**6**	11
– North America	**121**	**18**	**139**	89
	647	**29**	**676**	356
Amortisation of goodwill:				
– United Kingdom	**(149)**	**–**	**(149)**	(24)
– Continental Europe & rest of the world	**(23)**	**(8)**	**(31)**	(9)
– North America	**(5)**	**(20)**	**(25)**	(2)
Exceptional items:				
– United Kingdom	**(115)**	**–**	**(115)**	(11)
– Continental Europe & rest of the world	**(6)**	**–**	**(6)**	–
– North America	**(3)**	**–**	**(3)**	(1)
	(301)	**(28)**	**(329)**	(47)
Total operating profit: Group and share of associated undertakings	**346**	**1**	**347**	309

Operating profit after goodwill amortisation and exceptional items for the year ended 30 September 2001 relates to foodservice analysed as UK £114 million, Continental Europe and the rest of the world £122 million, and North America £111 million (2000: £85 million, £138 million and £86 million respectively).

	2001 £m	2000 £m
Net assets		
Foodservice:		
– United Kingdom	**3,280**	3,061
– Continental Europe & rest of the world	**848**	407
– North America	**976**	272
	5,104	3,740
Assets held for resale	**75**	2,754
Net debt	**(2,390)**	(3,696)
	2,789	2,798

3 Operating costs	Continuing operations £m	Acquisitions £m	2001 £m	2000 £m
Movement in stocks of finished goods and work in progress	19	2	21	7
Raw materials and consumables	3,384	217	3,601	2,223
Other external charges	1,030	176	1,206	867
Staff costs	2,979	194	3,173	2,235
Depreciation of tangible fixed assets:				
– owned assets	150	9	159	99
– leased assets	10	1	11	6
Amortisation of goodwill	175	28	203	32
	7,747	627	8,374	5,469

Exceptional operating items of £124 million (2000: £12 million) included within continuing operations and analysed in note 4 are included within other external charges: £84 million (2000: £nil) and staff costs: £40 million (2000: £12 million).

	2001 £m	2000 £m
Other external charges include:		
Property lease rentals	70	37
Concession rentals	178	151
Other asset rentals	34	25
Fees paid to the auditors:		
Auditors' remuneration	2	2
Taxation	1	–
	3	2

Further fees have also been paid to Deloitte & Touche of £3 million (2000: £1 million) all of which are in respect of acquisitions of subsidiary companies and associated undertakings occuring in both 2000 and 2001, where costs have been charged as part of the cost of acquisition. Further fees of £1 million (2000: £nil) have been charged in respect of information systems.

As permitted by Section 230 of the Companies Act 1985, the profit and loss account of the parent company is not presented as part of these accounts. The consolidated profit for the year includes a profit of £552 million which is dealt with in the accounts of the parent company.

4 Exceptional operating items – continuing operations	2001 £m	2000 £m
Reorganisation		
– costs incurred	40	4
– accrued costs	12	4
– assets written off	44	–
Employee share schemes	28	4
	124	12

During 2000, the Group acquired Granada Restaurants and is combining this with the Group's existing UK operations. Costs relate to reorganisation costs of the business and the writing off of the net book amount of duplicate assets. Employee share schemes relate to the Commitment Plan which was entered into with effect from 27 July 2000 to retain senior employees which matures on 27 January 2002 and which is payable in Compass Group PLC shares (see note 5 below).

5 Employees

	2001 Number	2000 Number
The average number of employees, including part-time employees, was:		
Foodservice:		
United Kingdom	**103,600**	45,908
Overseas	**241,230**	174,268
	344,830	220,176

	2001 £m	2000 £m
The aggregate remuneration of all employees comprised:		
Wages and salaries	**2,754**	1,851
Social security costs	**378**	354
Other pension costs	**41**	30
	3,173	2,235

Information on directors' remuneration, share options, long term incentive plans, pension contributions and entitlements is set out in the Remuneration Committee's report on pages 33 to 37 and forms part of these financial statements.

Commitment Plan

Approximately 450 senior employees, including executive directors, are in the Company's share based Commitment Plan. This will result in a number of new or existing shares in Compass Group PLC becoming available at no cost to the employee on 27 January 2002, provided that a certain level of investment in the ultimate holding company has been maintained by the employee throughout the period from 27 July 2000 to 27 January 2002, and the employee remains in employment throughout the same period.

At 30 September 2001 the maximum number of Compass Group PLC shares which would be issued to executive directors and senior executives under the Company's Commitment Plan, all for nil consideration, was 9,373,126 shares assuming all employees had satisfied the two conditions above.

The cost to the company of the Commitment Plan is being accrued evenly over the 18-month period to 27 January 2002 as an exceptional item (see note 4 above). These shares are shown on the balance sheet within shares to be issued (see note 20).

6 Interest payable and similar charges

	2001 £m	2000 £m
Bank loans and overdrafts	**155**	32
Other loans	**82**	95
	237	127

7 Tax on profit on ordinary activities

	2001 £m	2000 £m
UK corporation tax	**37**	16
Overseas tax payable	**52**	52
	89	68
UK deferred tax	**24**	(5)
Overseas deferred tax	**6**	–
	119	63
Adjustments in respect of prior years:		
UK corporation tax	**1**	(1)
Overseas tax payable	**(3)**	(4)
	117	58
Overseas tax on share of profits of associated undertakings	**4**	3
Total tax charge before exceptional items	**121**	61
Exceptional items:		
UK corporation tax	**(18)**	(1)
UK deferred tax	**(11)**	(2)
	92	58

UK corporation tax has been charged at 30% (2000: 30%). The Group tax charge is reduced below this rate since tax is charged at a lower effective rate on overseas earnings.

8 Dividends	Per share	2001 £m	Per share	2000 £m
Dividends on ordinary shares of 10p each:				
Interim	**1.9p**	**42**	–	–
Proposed final	**3.8p**	**84**	–	–
Interim dividend of Former Compass	**–**	**–**	1.1p	16
Final dividend payable to Granada Compass plc	**–**	**–**	N/A	121
	5.7p	**126**	N/A	137

The average number of shares for both 2000 and 2001 have been determined as if the post-demerger Capital Structure of Compass Group PLC had existed throughout the period. The final dividend for 2000 was Former Compass's share of the interim dividend of Granada Compass plc. Owing to the different basis on which this dividend was calculated, a per share amount has not been presented.

9 Earnings per share	Before goodwill amortisation and exceptional items 2001 £m	Including goodwill amortisation and exceptional items 2001 £m	Before goodwill amortisation and exceptional items 2000 £m	Including goodwill amortisation and exceptional items 2000 £m
Attributable profit for basic earnings per share	**446**	**146**	213	169
Interest on convertible bonds net of tax	**–**	**–**	7	7
Attributable profit for diluted earnings per share	**446**	**146**	220	176
	Millions	Millions	Millions	Millions
Average number of shares in issue	**2,215**	**2,215**	1,541	1,541
Shares to be issued	**10**	**10**	2	2
Average number of shares held by ESOP	**–**	**–**	(1)	(1)
Average number of shares for basic earnings per share	**2,225**	**2,225**	1,542	1,542
Dilutive share options	**26**	**26**	21	21
Conversion of 5.75% convertible bond due 2007	**–**	**–**	48	48
Average number of shares for diluted earnings per share	**2,251**	**2,251**	1,611	1,611
Basic earnings per share	**20.0p**	**6.6p**	13.8p	11.0p
Diluted earnings per share	**19.8p**	**6.5p**	13.7p	10.9p

Earnings per share excluding goodwill amortisation and exceptional items has been shown to disclose the impact of these on underlying earnings. The average number of shares for both 2000 and 2001 have been determined as if the post demerger capital structure of Compass Group PLC had existed throughout both periods.

10 Intangible fixed assets	£m
Goodwill – Group	
Cost	
At 1 October 2000	**3,148**
Additions arising from acquisitions	**1,281**
Transfer of goodwill previously included in investment in associated undertakings	**110**
Currency adjustment	**(46)**
At 30 September 2001	**4,493**
Amortisation	
At 1 October 2000	**35**
Charge for the year	**203**
Transfer of goodwill amortisation previously included in investment in associated undertakings	**6**
Currency adjustment	**(5)**
At 30 September 2001	**239**
Net book amount	
At 30 September 2001	**4,254**
At 30 September 2000	3,113

Additions to goodwill arising from acquisitions primarily relate to the acquisitions of Morrison Management Specialists in the USA and Selecta in Continental Europe. Further information on these acquisitions can be found in note 22. Transfer of goodwill consists of £51 million in respect of 13.3% of Selecta already owned by the Group and £53 million in respect of Levy, which was accounted for as an associate in 2000 but for which control has been achieved in 2001. Goodwill on acquisitions is being amortised over periods of up to 20 years which are considered to be the estimated useful lives.

11 Tangible fixed assets	Freehold land and buildings £m	Long leasehold property £m	Short leasehold property £m	Plant and machinery £m	Fixtures and fittings £m	Total £m
Group						
Cost						
At 1 October 2000	**737**	**243**	**231**	**668**	**417**	**2,296**
Currency adjustment	**–**	**–**	**(1)**	**(13)**	**(6)**	**(20)**
Additions	**38**	**19**	**49**	**165**	**102**	**373**
Businesses acquired	**23**	**2**	**6**	**362**	**33**	**426**
Disposals	**(9)**	**–**	**(11)**	**(87)**	**(19)**	**(126)**
At 30 September 2001	**789**	**264**	**274**	**1,095**	**527**	**2,949**
Depreciation						
At 1 October 2000	**16**	**3**	**20**	**323**	**178**	**540**
Currency adjustment	**–**	**–**	**–**	**(8)**	**(4)**	**(12)**
Charge for the year	**3**	**3**	**21**	**96**	**47**	**170**
Businesses acquired	**8**	**1**	**2**	**196**	**22**	**229**
Disposals	**–**	**–**	**(7)**	**(42)**	**(10)**	**(59)**
At 30 September 2001	**27**	**7**	**36**	**565**	**233**	**868**
Net book amount						
At 30 September 2001	**762**	**257**	**238**	**530**	**294**	**2,081**
At 30 September 2000	721	240	211	345	239	1,756

The net book amount of the Group's tangible fixed assets includes, in respect of assets held under finance leases, freehold buildings and long and short leasehold property £4 million (2000: £2 million), plant and machinery £36 million (2000: £29 million) and fixtures and fittings £10 million (2000: £6 million).

12 Investments held as fixed assets	Group: Investment in associated undertakings £m	Group: Own shares £m	Group: Total £m	Company: Investment in subsidiary undertakings £m
Cost				
At 1 October 2000	**158**	**2**	**160**	**–**
Additions	**8**	**–**	**8**	**1,109**
Transfer of investments to subsidiary undertakings	**(143)**	**–**	**(143)**	**–**
Disposals	**–**	**(1)**	**(1)**	**–**
Share of retained profits less losses	**3**	**–**	**3**	**–**
Dividends received	**(2)**	**–**	**(2)**	**–**
Goodwill amortisation	**(2)**	**–**	**(2)**	**–**
Currency adjustments/other movements	**4**	**–**	**4**	**–**
At 30 September 2001	**26**	**1**	**27**	**1,109**

Investment in associated undertakings at 30 September 2001 comprises a number of small unquoted investments. Transfers to subsidiary undertakings relate to Selecta Group and Levy. In respect of Selecta Group the transfer relates to the 33.3% of Selecta owned prior to the acquisition of the remaining 66.7% stake on 9 May 2001. A 49% stake in Levy was purchased during 2000, however, since that date, control of this entity has been achieved and the entity has now been consolidated in the Group's results for the year ended 30 September 2001.

Own shares held by the Group represent 82,951 shares in Compass Group PLC (2000: 316,851 shares in Granada Compass plc). 216,426 shares are also held in Granada plc. All shares are held by the Compass Group Employee Share Trust (ESOP). These shares are listed on a recognised investment exchange and their market value at 30 September 2001 was £1 million (2000: market value of Granada Compass plc shares £2 million). The nominal value held at 30 September 2001 was £0.1 million (2000: £0.1 million).

The ESOP is a discretionary trust for the benefit of employees and the shares held are used to satisfy some of the Group's liabilities to employees for share options and long term incentive plans. All of the shares held by the ESOP will be required to be made available in this way. The net cost to the Group of these shares is charged to the profit and loss account over the period to which they relate. Further details of long term incentive plans and employee share option schemes are shown in notes 5 and 20.

13 Stocks	2001 £m	2000 £m
Group		
Food and beverage stocks	**142**	123
Other stocks	**39**	7
	181	130

14 Debtors	Group 2001 £m	Group 2000 £m	Company 2001 £m
Amounts falling due within one year			
Trade debtors	**839**	672	**–**
Amounts owed by subsidiary companies	**–**	–	**1,900**
Amounts owed by associated undertakings	**1**	–	**–**
Group relief receivable	**–**	–	**12**
Overseas tax recoverable	**5**	3	**–**
Other debtors	**162**	149	**–**
Prepayments and accrued income	**171**	144	**22**
	1,178	968	**1,934**
Amounts falling due after more than one year			
Other debtors	**116**	57	**–**
Deferred tax	**122**	141	**–**
	238	198	**–**

	Provided 2001 £m	Provided 2000 £m	Unprovided 2001 £m	Unprovided 2000 £m
Deferred tax analysis				
Group				
UK capital allowances in excess of depreciation	**(18)**	(1)	**(114)**	(114)
UK short term timing differences	**123**	128	**51**	51
Overseas deferred tax	**6**	12	**101**	57
Exceptional items	**11**	2	**9**	3
	122	141	**47**	(3)

Deferred tax has been provided throughout the Group in accordance with the accounting policy shown in note 1(l). The analysis of unprovided deferred tax does not include any potential tax liabilities which might arise in the event of the distribution of unappropriated profits or reserves of overseas subsidiary companies as there is no intention to distribute such profits or reserves.

There was no provided or unprovided deferred tax in the Company.

	Group £m
The movements on deferred tax are as follows:	
At 1 October 2000	**141**
Arising from acquisitions	**3**
Charged to profit and loss account	**(30)**
Other movements	**(3)**
Exceptional items	**11**
At 30 September 2001	**122**

15 Businesses held for resale

	£m
Total net proceeds from disposal discounted to 27 July 2000	**2,722**
Reversal of discounting in period from 27 July 2000 to 30 September 2000	**32**
Net present value of net proceeds receivable from disposal of business as at 30 September 2000	**2,754**
Reversal of discounting in the year to 30 September 2001	**127**
Net proceeds received as at 30 September 2001	**(2,806)**
Net present value of net proceeds receivable from disposal of business as at 30 September 2001	**75**

Businesses held for resale represents the businesses of Forte Hotels which were acquired but held exclusively for resale on 27 July 2000 as a result of the merger with Granada Group PLC. The net proceeds have been discounted from the date of receipt of the cash proceeds back to 27 July 2000. The effect of the discounting has been credited evenly to the profit and loss account over the period from 27 July 2000 to the date of receipt of the proceeds.

16 Creditors – amounts falling due within one year

	Group 2001 £m	Group 2000 £m	Company 2001 £m
Bonds	**330**	466	**200**
Loan notes	**25**	9	**–**
Bank loans	**82**	325	**60**
Bank overdrafts	**47**	480	**124**
Obligations under finance leases	**12**	10	**–**
Trade creditors	**760**	597	**–**
Amounts owed to subsidiary companies	**–**	–	**16**
Amounts owed to associated undertakings	**12**	–	**–**
Corporation tax payable	**163**	211	**–**
Overseas tax	**138**	110	**–**
Other tax and social security costs	**192**	120	**–**
Other creditors	**184**	169	**4**
Deferred consideration	**2**	79	**–**
Accruals and deferred income	**765**	724	**47**
Proposed dividend	**126**	121	**126**
	2,838	3,421	**577**

Bonds consists of a 10% debenture loan stock due 2018 with a nominal value of £200 million, which is recorded at its fair value to the Group on acquisition, secured on cash deposits of £350 million. Negotiations are in progress to redeem this loan stock. It is anticipated that redemption will take place within the next year and therefore this loan stock has been included in creditors falling due within one year.

17 **Creditors – amounts falling due after more than one year**	Group 2001 £m	Group 2000 £m	Company 2001 £m
Bonds	**614**	621	**549**
Loan notes	**161**	165	–
Bank loans	**1,772**	2,171	**1,460**
Obligations under finance leases	**39**	32	–
Other creditors	**60**	56	–
Deferred consideration	**53**	8	–
	2,699	3,053	**2,009**

All amounts due under bonds, loan notes and bank facilities are shown net of unamortised issue costs.

Bonds are unsecured and consist of the following:
- Sterling Eurobond with nominal value £100 million redeemable in 2003 and bearing interest at 9.375% per annum.
- Sterling Eurobond with nominal value £200 million redeemable in 2010 and bearing interest at 7.125% per annum.
- Sterling Eurobond with nominal value £250 million redeemable in 2014 and bearing interest at 7% per annum.

The bonds redeemable in 2003 and 2014 are recorded at their fair values to the Group on acquisition.

The Group has fixed term, fixed interest private placements totalling US$324 million (£220 million) at interest rates between 7.55% and 8.015%. Of this amount 75% has been swapped to floating rates based on US LIBOR plus a margin. US$50 million (£34 million) is repayable in five to ten years.

Maturity of financial liabilities and other creditors falling due after more than one year as at 30 September 2001 is as follows:

	2001				2000			
	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m	Bonds and loan notes £m	Loans and overdrafts £m	Other £m	Total £m
Group								
In more than one year but not more than two years	**176**	**1,761**	**76**	**2,013**	11	41	41	93
In more than two years but not more than five years	**76**	**10**	**58**	**144**	196	2,130	40	2,366
In more than five years	**523**	**1**	**18**	**542**	579	–	15	594
	775	**1,772**	**152**	**2,699**	786	2,171	96	3,053
In one year or less, or on demand	**355**	**129**	**14**	**498**	475	805	89	1,369
	1,130	**1,901**	**166**	**3,197**	1,261	2,976	185	4,422

	2001		
	Bonds and loans notes £m	Loans and overdrafts £m	Total £m
Company			
In more than one year but not more than two years	**100**	**1,460**	**1,560**
In more than two years but not more than five years	–	–	–
In more than five years	**449**	–	**449**
	549	**1,460**	**2,009**
In one year or less, or on demand	**200**	**184**	**384**
	749	**1,644**	**2,393**

17 Creditors – amounts falling due after more than one year – continued	Group 2001 £m	Group 2000 £m	Company 2001 £m
Bank loans			
Repayable by instalments within five years	–	6	–
Repayable otherwise than by instalments within five years	**1,854**	2,490	**1,520**
	1,854	2,496	**1,520**
Less: amounts falling due within one year	**82**	325	**60**
Amounts falling due after more than one year	**1,772**	2,171	**1,460**

The Group had the following undrawn committed borrowing facilities at 30 September:

	2001 £m	2000 £m
Expiry date:		
In one year or less	**1,750**	–
In more than one year but not more than two years	**247**	1,610
	1,997	1,610

18 Financial Instruments

A discussion of the Group's objectives, policies and strategies with regard to financial instruments can be found in the financial review on pages 26 and 27. Short term debtors and creditors arising directly from the Group's operations are excluded from the following disclosures, as permitted by FRS 13.

(a) Interest rate and currency of financial liabilities

	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2001								
Sterling	**5**	**3**	**14**	**370**	**882**	**1,252**	**7.6**	**4.3**
US dollar	**43**	**29**	**9**	**298**	**285**	**583**	**7.2**	**1.1**
Euro currencies	**3**	**13**	**2**	**299**	**405**	**704**	**4.6**	**1.0**
Other currencies	**4**	**6**	**–**	**97**	**348**	**445**	**4.5**	**1.1**
	55	**51**	**25**	**1,064**	**1,920**	**2,984**	**6.4**	**2.3**

The effects of 11 September precluded the Group from completing its interest rate hedging efficiently by 30 September 2001. This hedging was completed in October 2001 resulting in at least 80% of the Group's debt being fixed for one year in accordance with the Group's policy, and has reduced the weighted average rate of interest on fixed rate debt.

18 **Financial Instruments – continued**	Deferred consideration £m	Finance leases £m	Other financial liabilities £m	Fixed rate borrowings £m	Floating rate borrowings £m	Total gross borrowings £m	Fixed rate borrowings: Weighted average interest rate %	Fixed rate borrowings: Weighted average time for which rate is fixed Years
30 September 2000								
Sterling	71	1	34	704	1,136	1,840	8.5	5.4
US dollar	10	25	1	420	125	545	6.8	2.1
Euro currencies	5	14	2	450	387	837	4.7	2.0
Other currencies	1	2	–	139	71	210	4.6	2.1
	87	42	37	1,713	1,719	3,432	6.8	3.4

(b) Interest rate and currency of financial assets

	2001		2000	
	Cash, net of overdrafts £m	Other financial assets £m	Cash, net of overdrafts £m	Other financial assets £m
Sterling	**523**	**–**	(7)	–
US dollar	**73**	**–**	36	–
Euro currencies	**4**	**14**	34	8
Other currencies	**45**	**–**	40	–
	645	**14**	103	8

Overdrafts principally arise as a result of uncleared transactions and accordingly have been netted off against cash balances in the above disclosure. Interest on short term deposits and bank overdrafts is at the relevant money market rates.

(c) Foreign currency risk
After taking into account the effects of forward foreign exchange contracts and cross currency swaps, the Group has no significant currency exposures generating gains or losses that would be recognised in the profit and loss account.

(d) Fair values of financial instruments

	2001		2000	
	Book value £m	Fair value £m	Book value £m	Fair value £m
Financial instruments held or issued to finance the Group's operations:				
Bank loans	**1,854**	**1,854**	2,496	2,501
Bonds	**944**	**945**	1,087	1,070
Loan notes	**227**	**257**	218	224
Obligations under finance leases	**51**	**51**	42	42
Deferred consideration	**55**	**55**	87	87
Cash at bank and in hand	**(692)**	**(692)**	(583)	(583)
Bank overdrafts	**47**	**47**	480	480
	2,486	**2,517**	3,827	3,821
Financial instruments held to manage the interest rate and currency profile:				
Interest rate swaps	**–**	**1**	–	16
Cross currency swaps	**(41)**	**12**	(44)	(19)
	(41)	**13**	(44)	(3)

Fair values of debtors and creditors due after more than one year are not significantly different from their book values.

e) Interest rate risk hedging
In respect of the net unrecognised losses under interest rate swaps of £1 million at 30 September 2001 (2000: losses of £16 million), it was anticipated at that point in time that a net expense of £6 million (2000: income of £1 million) would arise in the following year. This net expense will be matched with the interest cost arising on the loans for which they provide a hedge.

Notes to the Financial Statements
continued

19 Provisions for liabilities and charges	Insurance, pensions and other post employment benefits £m	Onerous contracts £m	Legal and other claims £m	Reorganisation provisions £m	Environmental £m	Total £m
At 1 October 2000	**199**	**83**	**66**	**3**	**11**	**362**
Arising from acquisitions	**20**	**6**	**15**	**–**	**1**	**42**
Expenditure in the year	**(9)**	**(19)**	**(1)**	**(3)**	**(1)**	**(33)**
Charged to profit and loss account	**8**	**–**	**–**	**–**	**–**	**8**
Credited to profit and loss account	**(2)**	**–**	**(1)**	**–**	**–**	**(3)**
Reclassified	**4**	**–**	**–**	**–**	**–**	**4**
Currency adjustment	**(1)**	**(1)**	**(1)**	**–**	**–**	**(3)**
At 30 September 2001	**219**	**69**	**78**	**–**	**11**	**377**

Insurance, pensions and other post-employment benefits relate to the costs of self-funded pension and insurance schemes or statutory retirement benefits and are essentially long term in nature. Onerous contracts represent the liabilities in respect of leases on non-utilised properties and other contracts. The duration of these contracts ranges from 2 to 17 years. Legal and other claims relate principally to provisions for the cost of litigation and sundry other claims. The timing of the settlement of these claims is uncertain. Reorganisation provisions were for the committed costs of integration of businesses. Environmental provisions are in respect of liabilities relating to the Group's responsibility for maintaining its operating sites in accordance with statutory requirements and the Group's aim to have a low impact on the environment.

20 Called up share capital	Number	2001 £m
Authorised:		
– Ordinary shares of 10p	3,000,010,000	300
– Redeemable preference shares of £1 each	49,998	–
Allotted and fully paid:		
– Ordinary shares of 10p	2,218,611,409	222

On incorporation on 29 September 2000, the Company's authorised share capital was £1,000 divided into 1,000 ordinary shares of £1 each of which one share was issued. On 24 November 2000 each of the issued and unissued ordinary shares of £1 each were sub-divided into 10 ordinary shares of 10 pence each and a further 10 shares of 10 pence each were issued. In addition on 24 November 2000 the authorised share capital was increased from £1,000 to £50,998 by the creation of 49,998 non-voting redeemable preference shares of £1 each all of which were allotted and paid up as to 25 pence each so that on 24 November 2000, the Company had an aggregate called up share capital of £12,502. On 30 November 2000, the Company re-registered as a public limited company and on 14 December 2000 the authorised share capital was increased to £300,050,998 by the creation of 3,000,000,000 ordinary shares of 10 pence each.

Shares issued after this date were as follows:

	Number of shares
Ordinary shares of 10p each allotted on demerger on 2 February 2001	2,214,574,371
Ordinary shares allotted during the period between 2 February 2001 and 30 September 2001:	
– on exercise of share options	3,659,507
– Commitment Plan	377,531
Ordinary shares of 10p each allotted as at 30 September 2001	2,218,611,409

On 30 July 2001 the entire issued non-voting redeemable preference share capital was redeemed by the Company.

Shares to be issued represents 9,373,126 shares (£32 million on the basis of 14 months accrual of the total period of 18 months) which at 30 September 2001 remained to be issued in respect of the Company's Commitment Plan (see note 5).

Share capital as at 30 September 2000 has been determined as if the post-demerger capital structure of Compass Group PLC had existed at that date in accordance with merger accounting principles.

20 Called up share capital – continued

Share option schemes

At 30 September 2001 employees held options for a total of 87,606,912 ordinary shares of 10 pence each in Compass Group PLC under all of the Group's share option schemes. Under the Company's employee share option schemes for directors and senior executives at 30 September 2001, employees held options for 69,518,981 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
336,300	79.50*	28 April 1997 – 27 April 2004
41,546	179.42**	16 December 1997 – 15 December 2004
957,870	105.70*	12 July 1998 – 11 July 2002
2,692,231	143.90*	16 May 1999 – 15 May 2003
69,244	310.29**	1 July 1999 – 30 June 2006
139,870	314.98**	10 December 1999 – 09 December 2006
183,500	180.90*	22 January 2000 – 21 January 2004
367,000	195.90*	17 February 2000 – 16 February 2004
4,351,587	179.20*	16 May 2000 – 15 May 2004
146,800	176.30*	22 September 2000 – 21 September 2004
264,050	324.91**	17 December 2000 – 16 December 2007
7,623,383	348.80*	19 June 2001 – 18 June 2005
242,220	354.20*	18 July 2001 – 17 July 2005
401,613	338.27**	11 December 2001 – 10 December 2008
69,244	444.76**	17 June 2002 – 16 June 2009
8,934,574	312.80*	16 September 2002 – 15 September 2009
3,536,963	316.10*	29 September 2002 – 28 September 2009
872,470	391.70**	25 November 2002 – 24 November 2009
13,849	431.40**	22 December 2002 – 21 December 2009
377,092	394.00*	3 February 2003 – 2 February 2010
160,616	413.00**	8 February 2003 – 7 February 2007
22,024,359	371.60	13 September 2003 – 12 September 2010
822,500	524.50	28 May 2004 – 27 May 2011
14,890,100	430.00	19 September 2004 – 18 September 2011

On 28 May 2001 and 19 September 2001 827,500 and 14,890,100 options were granted to acquire shares under the Company's share option scheme at market prices of 524.5 pence and 430 pence respectively.

Under the Company's SAYE option scheme at 30 September 2001, employees held options for 18,087,931 ordinary shares of 10 pence each as follows:

Number of shares	Option price per share (pence)	Exercisable
2,731,604	270*	1 September 2002
1,623,887	294*	1 October 2004 – 31 March 2005
355,807	360*	1 April 2005 – 30 September 2006
8,456,637	436	1 September 2004 – 28 February 2009
1,046,110	436	1 September 2004 – 28 February 2007
3,873,886	418	1 September 2004

* Options granted over ordinary shares in Former Compass. Under its articles of association, any Former Compass ordinary shares which are issued on exercise are automatically transferred to the Company in consideration for the issue of Compass Group PLC ordinary shares on the basis of 1.835 for each Former Compass share. Numbers and prices given are relative to Compass Group PLC shares.

** Options originally granted over ordinary shares in Granada Group PLC and exchanged for options over ordinary shares in Compass Group PLC. Figures shown are in respect of Compass Group PLC shares.

20 Called up share capital – continued

For all Former Compass UK SAYE optionholders who exercised their options at the time of the Granada Compass merger, excluding those whose options vested in full, additional shares have been offered. An additional 1.835 Compass Group PLC shares will be given for every 10 shares that an employee received on exercise as long as the employee remains employed by the Group until 27 January 2002. In the period to 30 September 2001, 13,332 shares have been given to ex-employees eligible under the terms of their departure. At 30 September 2001, the maximum number of additional shares to be allocated to UK SAYE participants, all for nil consideration, was 505,060. An analysis of options held by directors at 30 September 2001 is set out in the Remuneration Committee's Report.

21 Reserves

			Consolidated profit and loss account		
	Share premium account £m	Merger reserve £m	Before goodwill written off £m	Goodwill written off £m	Total £m
Group					
At 1 October 2000	–	4,158	547	(2,132)	(1,585)
Foreign exchange reserve movements	–	–	(81)	–	(81)
Premium on ordinary shares issued, net of expenses	11	12	–	–	–
Retained profit for the year	–	–	20	–	20
At 30 September 2001	11	4,170	486	(2,132)	(1,646)

Goodwill written off represents the excess of the consideration for the operations acquired prior to 1 October 1998 over the fair value of the net assets acquired. The goodwill has been written off to profit and loss account on consolidation.

	Share premium account £m	Profit and loss account £m
Company		
At 1 October 2000	–	–
Premium on ordinary shares issued, net of expenses	11	–
Profit for the year	–	552
At 30 September 2001	11	552

22 Acquisitions

Businesses acquired during the year are shown below. They principally relate to the acquisition of Morrison Management Specialists Inc. funded by £397 million in cash and Selecta Group funded by £361 million in cash.

Adjustments have been made to reflect the provisional fair value of assets and liabilities acquired as follows:

	Consideration and costs £m	Net assets acquired £m	Fair value adjustments £m	Fair value of assets acquired £m	Goodwill £m
Morrison Management Specialists Inc.	397	(31)	(40)	(71)	468
Selecta Group	361	91	(17)	74	287
Crothall Services Group	138	11	(17)	(6)	144
Vendepac	85	15	(8)	7	78
Au Bon Pain	79	35	(17)	18	61
Beaver Foods	68	8	(16)	(8)	76
ADNH Middle East	46	2	(2)	–	46
Other	88	7	(15)	(8)	96
Total acquisitions in the year	1,262	138	(132)	6	1,256
Adjustments to prior periods	6	–	(19)	(19)	25
	1,268	138	(151)	(13)	1,281

	Net assets acquired £m	Fair value adjustments £m	Fair value to the group £m
Intangible fixed assets	19	(19)	–
Tangible fixed assets	212	(15)	197
Investment in associated undertakings	8	–	8
Stocks	46	(1)	45
Debtors	180	–	180
Investments	12	–	12
Cash	22	–	22
Bank loans and overdrafts	(66)	(4)	(70)
Leases	(5)	–	(5)
Creditors	(235)	(79)	(314)
Provisions	(36)	(6)	(42)
Tax	20	(29)	(9)
Minority interests	–	2	2
Share of net assets already owned	(39)	–	(39)
	138	(151)	(13)

Fair value adjustments principally relate to: writing off intangible assets in accordance with Group accounting policy, harmonisation of depreciation policies, and recognising pension commitments and other liabilities not previously recorded.

All acquisitions were accounted for under the acquisitions method of accounting.

Adjustments to prior year acquisitions relate to the restatement of the values of assets and liabilities in the light of knowledge arising from a more extended period of ownership and additional consideration and costs, all in respect of acquisitions made during the year ended 30 September 2000.

Adjustments made to the fair value of assets are provisional owing to the short period of ownership.

There was no material difference between operating profits arising from acquisitions and cash flows contributed by those acquisitions.

23 Pensions

Pension schemes operated

The Group operates a number of defined contribution and defined benefit plans relating to both the workforce and executive directors.

UK Schemes

Within the UK there are two main arrangements:
(i) Compass Group Final Salary Pension Plan
(ii) Compass Pension Scheme

Both plans are defined benefit arrangements operated on a prefunded basis. The funding policy is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis. The Actuarial assessments covering expense and contributions are carried out by independent qualified actuaries.

The Compass Pension Scheme was set up from 1 February 2001 to mirror the Granada Pension Scheme and accept the seamless transfer of pension rights for the former Granada Group PLC employees who transferred to Compass Group PLC. New employees join the Compass Group Final Salary Pension Plan.

It was agreed that after 1 February 2001, all accrued rights in respect of the Granada Pension Scheme of and in respect of the employees and former employees (including pensioners) of, or who are attributed to, the hospitality businesses previously owned by Granada Compass plc, should be transferred to the Compass Pension Scheme, together with an agreed share of all the assets of the Granada Pension Scheme. This transfer is to be effected under the terms of a specific agreement, the Pension Demerger Deed. The share of assets is to be determined on a "share of fund" basis, whereby the assets to be transferred are to be in the same proportion of all of the relevant assets of the Granada Pension Scheme as the liabilities to be transferred to the Compass Pension Scheme bear to the whole of the relevant liabilities of the Granada Pension Scheme.

It is estimated by the actuary to the Granada Pension Scheme, on the basis of values derived from the most recent formal actuarial valuation of the Granada Pension Scheme that approximately one-third of the assets and liabilities of the Granada Pension Scheme will be transferred to the Compass Pension Scheme under the arrangements set out in the Pension Demerger Deed.

The transfer of assets and liabilities from the Granada Pension Scheme to the Compass Pension Scheme is subject to agreement between the respective actuaries to those schemes and to all applicable legal and Inland Revenue requirements being met. The process of determining the transfer values is still ongoing and a provision of £134 million has been made based on actuarial estimates. This amount has been included within provisions for liabilities and charges in note 19.

Prior to 31 December 1999, the Company operated a money purchase scheme. The Compass Group Money Purchase Scheme was closed to new entrants with effect from 31 December 1999 and no further contributions have been paid to that Scheme since.

Overseas Schemes

Overseas, the Group provides pension arrangements in accordance with statutory requirements and local customs and practices.

In the US the main plan is a defined benefit plan. The funding policy, in accordance with Government guidelines, is to contribute such variable amounts, on the advice of the Actuary, as achieves a 100% funding level on a projected salary basis.

In Denmark, the Netherlands and Ireland the Group operates insured defined benefit pension plans where the Group contributions represent the insurance companies' assessment of the annual cost of the benefits earned in that year.

In other countries Group employees participate primarily in state arrangements to which the Group makes the appropriate contributions.

Regular pension costs – SSAP 24

The pension cost of these plans for the year was £38 million (2000: £24 million) of which £20 million (2000: £15 million) relates to overseas plans.

The pension cost of the Compass Group Final Salary Pension Plan for the year to 30 September 2001 has been assessed in accordance with the advice of professionally qualified consulting actuaries based in the UK on an actuarial valuation at 6 April 1998. This was made using the projected unit method and the most significant actuarial assumptions adopted for determining pension costs and contributions were as follows:

(i) Rate of return on investments:	
– pre-retirement	7.0% per annum
– post-retirement	6.5% per annum
– current pensioners	6.0% per annum
(ii) Rate of increase in pensionable pay	5.0% per annum
(iii) Rate of increase in pension	3.0% per annum

The results of the valuation in the UK showed that the value of the assets at 6 April 1998 represented 107% of the value of the accrued benefits after allowing for expected future increases in pensionable pay and pensions. The market value of the plan's assets was £158 million as at 6 April 2001. An actuarial valuation as at 6 April 2001 is currently in progress.

23 Pensions – continued

There have been no material changes other than the introduction of the Compass Pension Scheme, to the pension arrangements since the valuation and review dates. The assets of the plans are held in separate funds administered by trustees and are independent of the Group's finances.

Actuarial assumptions adopted for determining pension costs and contributions for the Compass Pension Scheme were similar to those of the Compass Group Final Salary Pension Plan.

At the balance sheet date, outstanding employer and employee contributions amount to £4 million and £1 million respectively.

The assets in the USA Group final salary pension plan had a market value of $120 million as at 1 January 2001, representing 118% of the accrued benefits under the scheme, after allowing for expected future increases in pensionable pay and pensions in the course of payment.

The most significant assumptions used for the USA Group final salary Pension Plan were:

(i) Expected rate of return on assets	10.0% per annum
(ii) Rate of increase in pensionable salaries	3.5% per annum
(iii) Discount rate	7.5% per annum

The pension cost charged to the profit and loss account is such as to spread the cost of pensions over the working lives with the Group of employees who are members of the plans.

Unfunded Pension Liabilities

Unfunded pension liabilities have accrued for a total of 45 individuals. The total value of the unfunded liabilities at 30 September 2001 was £16 million.

FRS 17 disclosures

On 30 November 2000, the Accounting Standards Board introduced a new standard, FRS 17 "Retirement Benefits", replacing SSAP 24 "Accounting for Pension Costs". FRS 17 is fully effective for periods ending on or after 22 June 2003, though disclosures are required in the transitional period commencing with the year ended 30 September 2001. Initial disclosures showing the assets and liabilities of the major plans is set out below. These have been calculated on the following assumptions.

	UK schemes	US schemes	Other schemes
Rate of increase in salaries	3.5%	4.0%	3.5%
Rate of increase for pensions in payment/deferred pensions	3.0%*/2.5%	4.0%	3.5%
Discount rate	5.5%	7.5%	6.5%
Inflation assumption	2.5%	N/A	2.0%

* Varies according to the benefit structure.

The assets and liabilities of the major plans operated by the Group at 30 September 2001 excluding any transfers from the Granada Pension Scheme are shown below:

	UK plans		US plans		Other plans		Total	
	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m	Long term expected rate of return	£m
Equities	6.5%	122	10.5%	55	7.9%	25	7.8%	202
Bonds	5.0%	32	7.5%	14	4.9%	16	5.5%	62
Other assets	–	–	7.5%	1	4.9%	17	5.0%	18
Market value of assets		154		70		58		282
Present value of liabilities		(221)		(90)		(69)		(380)
Deficit in the plan		(67)		(20)		(11)		(98)
Related deferred tax asset		20		6		3		29
Net pension liability		(47)		(14)		(8)		(69)

The key countries which comprise the other defined benefit plans are France, the Netherlands, Canada and Switzerland. The long term expected rate of return of these schemes has been calculated using a weighted average methodology.

24 **Contingent liabilities**	Group 2001 £m	Group 2000 £m	Company 2001 £m
Performance bonds and guarantees of indemnities and overdrafts of subsidiary and associated undertakings	**115**	77	**–**

25 **Capital commitments**	2001 £m	2000 £m
Group		
Contracted for but not provided for in the accounts	**52**	49

26 Operating lease and concessions commitments

The Group was committed to making the following payments during the next year in respect of operating leases and concessions agreements:

	2001			2000		
	Operating leases			Operating leases		
	Land and buildings £m	Other £m	Concessions £m	Land and buildings £m	Other £m	Concessions £m
Commitments which expire:						
In more than one year but not more than two years	**5**	**5**	**3**	1	3	5
In more than two years but not more than five years	**22**	**10**	**16**	7	10	35
In more than five years	**15**	**8**	**3**	13	1	6
	42	**23**	**22**	21	14	46

27 Post balance sheet events

Compass Group PLC announced on 11 December 2001 that it is to strengthen its presence in the Japanese foodservice market through the acquisition of Seiyo Food Systems Inc, a leading Japanese foodservice operator that is listed on the Tokyo Stock Exchange. Compass Group has launched an offer to acquire all the issued share capital of Seiyo at a price of ¥440 per share which values Seiyo's issued share capital at ¥34.7 billion (£193 million). The consideration will be payable in cash upon completion from existing bank facilities.

28 Five year summary

	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m
Excluding exceptional items and goodwill amortisation					
Turnover	3,703	4,214	4,815	5,770	**8,716**
Operating profit	179	210	253	356	**676**
Profit on ordinary activities before taxation	133	150	185	278	**583**
Profit on ordinary activities after taxation	98	111	139	217	**462**

	1997 pence	1998 pence	1999 pence	2000 pence	2001 pence
Adjusted basic earnings per ordinary share	7.0	7.7	9.7	13.8	**20.0**

	1997 £m	1998 £m	1999 £m	2000 £m	2001 £m
After exceptional items and goodwill amortisation					
Turnover	3,703	4,214	4,815	5,770	**8,716**
Operating profit	171	210	250	309	**347**
Profit on ordinary activities before taxation	134	150	182	231	**254**
Profit on ordinary activities after taxation	98	111	135	173	**162**

	1997 pence	1998 pence	1999 pence	2000 pence	2001 pence
Basic earnings per ordinary share	7.0	7.7	9.4	11.0	**6.6**

	1997 pence	1998 pence	1999 pence	2000 pence	2001 pence
Net dividends per share	2.3	2.7	3.1	3.3*	**5.7**

Earnings per share and dividends per share have been restated as if the post-demerger capital structure of Compass Group PLC had existed throughout the five-year period.

* During 2000 Former Compass paid an interim dividend of 1.1 pence per share (as restated) and the hospitality businesses declared a £121 million final dividend payable to Granada Compass plc in order for it to meet its dividend obligations. A pro forma final dividend for 2000 of 2.2 pence per share has been included above reflecting Compass Group's policy to have a final dividend representing approximately two thirds of its total annual dividend.

29 Approval of financial statements

These financial statements were approved by the directors on 11 December 2001.

30 Details of principal subsidiary companies

Country of registration or incorporation	Principal activities
England and Wales	
Compass Group, UK Ltd.	Holding company for the provision of foodservice in the UK
Moto Hospitality Ltd.	Trading company for the UK motorway service area business
Travelrest Services Ltd.	Trading company for the UK roadside Little Chef and Travelodge businesses
Continental Europe	
Compass Group France SAS, France	Holding company for the provision of foodservice in France
Compass Group Deutschland GmbH, Germany	Holding company for the provision of foodservice in Germany
Compass Group Holdings Spain S.L., Spain	Holding company for the provision of foodservice in Spain
Compass Group Nederland B.V., the Netherlands	Holding company for the provision of foodservice in the Netherlands
Selecta Group AG, Switzerland	Holding company for the provision of vending foodservice in Continental Europe
USA	
Compass Holdings, Inc.	Holding company for the provision of foodservice in the USA

All companies listed above are wholly owned by the Group.

Particulars of certain subsidiary companies, none of which is material to the financial statements, are omitted and will be dealt with in the forthcoming annual return. All interests are in the ordinary share capital.

All companies operate principally in their country of incorporation.

US Dollar and Euro Consolidated Profit and Loss Account under UK Accounting Principles

for the year ended 30 September 2001

Compass Group PLC	Before goodwill amortisation and exceptional items $m	Goodwill amortisation and exceptional items $m	Total 2001 $m	2000 $m	Before goodwill amortisation and exceptional items €m	Goodwill amortisation and exceptional items €m	Total 2001 €m	2000 €m
Turnover								
Continuing operations	**11,887**	**–**	**11,887**	8,480	**13,052**	**–**	**13,052**	9,312
Acquisitions	**923**	**–**	**923**	–	**1,013**	**–**	**1,013**	–
Total turnover	**12,810**	**–**	**12,810**	8,480	**14,065**	**–**	**14,065**	9,312
Operating costs	**(11,827)**	**(481)**	**(12,308)**	(8,038)	**(12,986)**	**(528)**	**(13,514)**	(8,826)
Operating profit								
Continuing operations	**940**	**(439)**	**501**	442	**1,033**	**(483)**	**550**	486
Acquisitions	**43**	**(42)**	**1**	–	**46**	**(45)**	**1**	–
	983	**(481)**	**502**	442	**1,079**	**(528)**	**551**	486
Share of profits of associated undertakings								
Continuing operations	**10**	**(3)**	**7**	12	**11**	**(3)**	**8**	13
Total operating profit: Group and share of associated undertakings	**993**	**(484)**	**509**	454	**1,090**	**(531)**	**559**	499
Reversal of discounting of net proceeds from disposal of businesses to net present value	**187**	**–**	**187**	47	**205**	**–**	**205**	52
Other interest receivable and similar income	**25**	**–**	**25**	25	**27**	**–**	**27**	27
Total interest receivable and similar income	**212**	**–**	**212**	72	**232**	**–**	**232**	79
Interest payable and similar charges	**(348)**	**–**	**(348)**	(187)	**(382)**	**–**	**(382)**	(205)
Net interest	**(136)**	**–**	**(136)**	(115)	**(150)**	**–**	**(150)**	(126)
Profit on ordinary activities before taxation	**857**	**(484)**	**373**	339	**940**	**(531)**	**409**	373
Tax on profit on ordinary activities	**(178)**	**43**	**(135)**	(85)	**(195)**	**47**	**(148)**	(94)
Profit on ordinary activities after taxation	**679**	**(441)**	**238**	254	**745**	**(484)**	**261**	279
Equity minority interests	**(24)**	**–**	**(24)**	(6)	**(26)**	**–**	**(26)**	(6)
Profit for the financial year	**655**	**(441)**	**214**	248	**719**	**(484)**	**235**	273
Equity dividends	**(185)**	**–**	**(185)**	(201)	**(203)**	**–**	**(203)**	(221)
Profit for the year retained	**470**	**(441)**	**29**	47	**516**	**(484)**	**32**	52

The exchange rates used to translate the above figures are those ruling at the 2001 balance sheet date (£1 = $1.47 = €1.61).

US Dollar and Euro Consolidated Balance Sheet under UK Accounting Principles

as at 30 September 2001

Compass Group PLC	2001 $m	2000 $m	2001 €m	2000 €m
Fixed assets				
Intangible assets	**6,252**	4,575	**6,865**	5,024
Tangible assets	**3,058**	2,581	**3,358**	2,834
Investments	**40**	235	**44**	258
	9,350	7,391	**10,267**	8,116
Current assets				
Stocks	**266**	191	**292**	210
Debtors: amounts falling due within one year	**1,732**	1,423	**1,901**	1,562
amounts falling due after more than one year	**350**	291	**384**	320
Businesses held for resale	**110**	4,048	**121**	4,444
Investments	**18**	–	**19**	–
Cash at bank and in hand	**1,017**	857	**1,117**	940
	3,493	6,810	**3,834**	7,476
Creditors: amounts falling due within one year	**(4,172)**	(5,029)	**(4,580)**	(5,521)
Net current (liabilities)/assets	**(679)**	1,781	**(746)**	1,955
Total assets less current liabilities	**8,671**	9,172	**9,521**	10,071
Creditors: amounts falling due after more than one year	**(3,967)**	(4,487)	**(4,356)**	(4,927)
Provisions for liabilities and charges	**(554)**	(532)	**(608)**	(584)
Equity minority interests	**(51)**	(41)	**(56)**	(45)
Net assets	**4,099**	4,112	**4,501**	4,515
Capital and reserves				
Called up share capital	**326**	324	**358**	357
Shares to be issued	**47**	6	**52**	6
Share premium account	**16**	–	**18**	–
Merger reserve	**6,129**	6,111	**6,729**	6,710
Profit and loss account	**(2,419)**	(2,329)	**(2,656)**	(2,558)
Total equity shareholders' funds	**4,099**	4,112	**4,501**	4,515

The exchange rates used to translate the above figures are those ruling at the 2001 balance sheet date (£1 = $1.47 = €1.61).

Notice of Annual General Meeting

Notice is hereby given that the first Annual General Meeting of Compass Group PLC will be held in the Churchill Auditorium at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Friday 15 February 2002 at 3.00pm in order to transact the following business:

Routine business

Resolution 1

To receive and adopt the financial statements of the Company for the financial year ended 30 September 2001 and the reports of the directors and auditors thereon.

Resolution 2

To declare a final dividend on the Company's ordinary shares for the financial year ended 30 September 2001.

Resolution 3

To re-elect Alain F Dupuis as a director.

Resolution 4

To re-elect Valerie F Gooding as a director.

Resolution 5

To re-appoint Deloitte & Touche as auditors.

Resolution 6

To authorise the directors to determine the auditors' remuneration.

Special business

To consider and if thought fit pass the following Resolutions of which Resolutions 7 and 10 will be proposed as Ordinary Resolutions and Resolutions 8 and 9 will be proposed as Special Resolutions:

Resolution 7

"That the directors be and are hereby generally and unconditionally authorised, pursuant to and for the purposes of section 80 of the Companies Act 1985, to allot relevant securities (as defined therein), but so that:

(i) the maximum aggregate nominal amount of such securities that may be allotted pursuant to this authority is £73.9 million consisting of 739 million ordinary shares of 10 pence each;

(ii) this authority shall replace all other authorities to allot relevant securities granted to the directors; and

(iii) this authority shall (unless previously renewed, varied or revoked by the Company in general meeting) expire at the conclusion of the Annual General Meeting of the Company to be held in 2007 or 14 February 2007 if earlier; and the Company may pursuant to this authority make any offer or agreement before the expiry of this authority which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if this authority had not expired."

Resolution 8

"That, subject to the passing of Resolution 7 above, the directors be and are hereby generally empowered pursuant to section 95 of the Companies Act 1985 to allot equity securities within the meaning of section 94(2) of that Act for cash pursuant to the authority contained in Resolution 7 above as if section 89(1) of that Act did not apply to any such allotment provided that this power shall be limited to:

(i) the allotment of equity securities in connection with an issue to holders of ordinary shares of 10 pence each in the capital of the Company in proportion (as nearly as maybe) to their existing holdings of such ordinary shares but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal or practical problems under the laws of any territory or the requirements of any regulatory body or stock exchange; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal amount of £11 million consisting of 110 million ordinary shares of 10 pence each in the capital of the Company; and further provided that this power shall expire at the conclusion of the next Annual General Meeting of the Company or 14 May 2003 if earlier, save that the Company may make any offer or agreement before the expiry of this power which would or might require equity securities to be allotted after such expiry date and the directors may allot equity securities in pursuance of any such offer or agreement as if the power had not expired."

Resolution 9

"That the directors be and are hereby generally and unconditionally authorised, pursuant to Article 45 of the Company's Articles of Association and in accordance with section 166 of the Companies Act 1985 to make market purchases (within the meaning of section 163 of that Act) of any of the Company's ordinary shares subject to the following conditions:

(i) the maximum aggregate number of ordinary shares hereby authorised to be purchased is 221,888,000 representing 10 per cent of the Company's issued ordinary share capital as at 11 December 2001;

(ii) the minimum price which may be paid for each ordinary share is 10 pence;

(iii) the maximum price (exclusive of expenses) which may be paid for each ordinary share shall not be more than 5% above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the purchase is made;

(iv) unless previously varied or revoked, the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of passing of this Resolution, whichever is the earlier; and

(v) the Company may make a contract or contracts to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority and may make a purchase of ordinary shares in pursuance of any such contract or contracts."

Resolution 10
"That the directors be and are hereby authorised to adopt the Compass Group PLC Management Share Option Plan a summary of which is set out in the Directors' Report on page 31 and the draft Rules of which have been produced to this Meeting and initialled by the Chairman for the purposes of identification, subject to such amendments thereto as may appear to the directors to be necessary or desirable."

By order of the Board

Ronald M Morley
Company Secretary
10 January 2002

Registered Office:
Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA

Notes
(i) A member entitled to attend and vote at the Annual General Meeting (the "Meeting") may appoint a proxy or proxies to attend and (on a poll) vote on his/her behalf. A proxy need not be a member of the Company.
(ii) A form of proxy for use in relation to the Meeting is enclosed with this report. To be effective the form of proxy must be completed in accordance with the instructions set out therein and lodged at the office of the Registrars of the Company at least 48 hours before the Meeting. Completion and return of the form of proxy will not preclude a member from attending the Meeting and voting in person.
(iii) Pursuant to Regulation 34 of the Uncertificated Securities Regulations 1995, the Company specifies that only those shareholders registered in the Register of Members of the Company as at 6.00pm on 13 February 2002, or in the event that the Meeting is adjourned, in the Register of Members 48 hours before the time of any adjourned meeting, shall be entitled to attend or vote at the Meeting in respect of the number of shares registered in their name at the relevant time. Changes to entries on the Register of Members after 6.00pm on 13 February 2002 or, in the event that the Meeting is adjourned, less than 48 hours before the time of any adjourned meeting, shall be disregarded in determining the rights of any person to attend or vote at the Meeting.
(iv) Brief biographical details of directors standing for re-election at the Meeting are set out on pages 22 and 23.
(v) Copies of the service contracts of the directors, the Register of Directors' Interests and the draft rules of the Compass Group PLC Management Share Option Plan will be available for inspection during normal business hours from the date of this notice until the date of the Meeting (Saturdays, Sundays and public holidays excepted) at the registered office of the Company and will also be made available at the Meeting for a period of 15 minutes prior to and during the continuance of the Meeting.

Shareholder Information

Shareholder analysis	Number of holders	Holders %	Number of shares held millions	Shares held %
Type of holder:				
Banks and nominee companies	26,385	23.49	1,952.66	88.01
Individuals	83,143	74.02	155.97	7.03
Insurance companies	179	0.16	22.29	1.01
Others	1,812	1.61	73.63	3.32
Pension funds and investment trusts	803	0.72	14.06	0.63
Total	112,322	100.00	2,218.61	100.00
Size of holding:				
1 – 100	13,106	11.67	0.55	0.03
101 – 200	16,046	14.29	2.37	0.11
201 – 500	27,702	24.66	9.37	0.42
501 – 1,000	22,786	20.29	16.55	0.75
1,001 – 2,000	16,861	15.01	23.93	1.08
2,001 – 5,000	9,944	8.85	30.18	1.36
5,001 – 10,000	2,571	2.29	17.78	0.80
10,001 – 50,000	1,771	1.58	38.53	1.74
50,001 – 100,000	418	0.37	29.55	1.33
100,001 – 500,000	664	0.59	151.58	6.83
500,001 – 1,000,000	181	0.16	128.32	5.78
1,000,001 – 5,000,000	194	0.17	428.41	19.31
5,000,001 – 10,000,000	34	0.03	249.38	11.24
10,000,001 and above	44	0.04	1,092.11	49.22
Total	112,322	100.00	2,218.61	100.00

Registrars and transfer office
All administrative enquiries relating to shareholdings should, in the first instance, be directed to Capita IRG Plc, Bourne House, 34 Beckenham Road, Beckenham, Kent BR3 4TU, telephone 020 8639 2000, e-mail: ssd@capita-irg.com

American depositary receipts (ADRs)
Further information about the Company's ADR programme can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258 telephone (within the US toll free): 1-888 BNY-ADRS and from overseas +1 610 312 5315, e-mail: shareowner-svcs@bankofny.com, websites: www.adrbny.com/www.stock.bankofny.com

Share dealing service
Compass Group has established a low-cost postal share dealing service. Shareholders wishing to take advantage of the service should contact Hoare Govett Limited, Low-Cost Share Dealing Department for details, telephone 020 7678 8300.

Share price information
The current share price of Compass Group shares is available on Ceefax, Teletext, FTCityline (operated by the Financial Times), telephone 0906 843 3250 and Compass Group's corporate website.

Individual Savings Accounts (ISAs)
Compass Group has introduced corporate sponsored Maxi and Mini ISAs. The ISAs offer UK resident shareholders a simple low-cost and tax efficient way to invest in the Company's shares. Full details together with a form of application are available from HSBC Trust Company (UK) Limited, Corporate PEP & ISA Centre, 2nd Floor, Ridgeland House, 165 Dyke Road, Hove, East Sussex BN3 1UN, telephone 01273 363 050.

Unsolicited mail
Compass Group is legally obliged to make its register of members available to the public. As a consequence of this some shareholders might have received unsolicited mail. Shareholders wishing to limit the amount of such mail should write to the Mailing Preferences Service ("MPS"), FREEPOST 22 London W1E 7EZ. MPS will then notify the bodies that support its service that you do not wish to receive unsolicited mail.

Registered office
Compass Group PLC, Cowley House, Guildford Street, Chertsey, Surrey KT16 9BA, United Kingdom, telephone +44 (0)1932 573 000, fax +44 (0)1932 569 956

Corporate website
Information about the Company is also available via the Internet at www.compass-group.com

Capital gains tax information
The capital gains tax base cost ratios for the Company following demerger from Granada Compass plc have been agreed with the Inland Revenue as follows:

Compass Group PLC	72.734%
Granada plc	27.266%

Financial calendar

Annual General Meeting	15 February 2002
Half year results announcement	May
Full year results announcement	December

Dividend payments

Interim	October
Final	April

Interest payments

£100,000,000 9.375% Bonds 2003	July
£200,000,000 7.125% Bonds 2010	January
£250,000,000 7% Bonds 2014	December
£200,000,000 10% First Mortgage Debenture Stock 2018	February and August

Corporate Offices

Corporate Office
Compass Group PLC
Cowley House
Guildford Street
Chertsey, Surrey
KT16 9BA
United Kingdom
Tel +44 1932 573 000
Fax +44 1932 569 956
www.compass-group.com

Compass Group PLC
(CE & ROW)
89/91, rue du Faubourg St. Honoré
75008 Paris
France
Tel +33 1 5527 2300
Fax +33 1 5527 2399

United Kingdom Headquarters
Compass Group, UK
Queen's Wharf
Queen Caroline Street
London W6 9RJ
United Kingdom
Tel +44 20 8741 8900
Fax +44 20 8741 1088

North America Headquarters
Compass Group, North America
2400 Yorkmont Road
Charlotte
NC 28217
USA
Tel +1 704 329 4000
Fax +1 704 329 4160

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Registered Office
Compass Group PLC
Cowley House
Guildford Street
Chertsey
Surrey KT16 9BA
United Kingdom
Tel +44 1932 573 000
Fax +44 1932 569 956

www.compass-group.com


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